



PARK ELECTROCHEMICAL CORP.

2013 ANNUAL REPORT



PARK ELECTROCHEMICAL CORP.

Park Electrochemical Corp. is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies for the aerospace markets. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology. The Company's manufacturing facilities are located in Singapore, France, Kansas, Arizona and California. The Company also maintains R & D facilities in Arizona, Kansas and Singapore.

NET SALES FROM CONTINUING OPERATIONS (In Millions)


$300
250
200
150
100
50
0
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS


$2.00
1.50
1.00
0.50
0
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND SPECIAL ITEMS (In Millions)


$60
40
20
0
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13

RETURN ON SHAREHOLDERS' EQUITY FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS (Percentage)


15%
10
5
0
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13

EQUITY PER SHARE


$18
15
12
9
6
3
0
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13

CASH DIVIDENDS PER SHARE


$3.00
2.00
1.60
1.20
0.80
0.40
0
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13

A Message from the President & Chief Executive Officer

BRIAN E. SHORE, PRESIDENT & CHIEF EXECUTIVE OFFICER



Brian E. Shore at Aviatrix Memorial in Barrow, Alaska

TIMOTHY LIM

Timothy Lim, our beloved Director of Facilities of our Asian Business Unit, left us after a long illness on January 12, 2013. Timothy first came to work for us in August of 1991, and he was an active employee until his last day on Earth. Timothy was such a good-natured and warm person, but Timothy was also the pure embodiment of the Park guiding principles of integrity and humility. If I had to count on the fingers of one hand the Park people I have known over the last 25 years who most represented the heart and soul of Park and who I trusted and could count on the most no matter what, Timothy would easily make the cut. Timothy was just a wonderful man, and it has been one of my life's true pleasures and joys to know him and to work with him. In the end, Timothy left this Earth in the same way he lived on it, with quiet dignity and honor. I loved Timothy and I will miss him always. He was the best of us. I smile inside whenever I think of Timothy Lim. We wish all the best to Timothy's wonderful wife and family.

INTEGRITY AND HUMILITY

I suspect most people would say they live their lives with integrity, but it seems to me that hypocrisy, insincerity and dishonesty are almost everywhere these days. I cannot tell you how many times very respected advisors have advised me to say things which were not true or which I did not believe, all in the name of expediency or convenience. But it is not for us to judge others. We all need to decide how we want to live our lives and what is important to us. And, at Park, the most important thing is the truth. At Park, we are seekers of truth and speakers of truth, even when it is inconvenient for us to do so. I always felt that, when integrity is a matter of convenience, it is not really integrity at all, and that integrity is real only when it is inconvenient to have it.

At Park, it is simply in our nature to be humble and to be grateful for what we do achieve and receive and to always think about what more we can and must do. In some cases, our tendency toward humility may have led certain people to underestimate and misjudge Park, and that is fine with us. We would rather quietly and intensely work away at making Park a better and better company and at building a better future for Park than try to bring attention to ourselves with boastful or arrogant behavior. As I said, we all need to make choices as to what is important for ourselves and our lives, and, at Park, we have chosen integrity and humility as the guiding principles by which we live.

WONDERFULNESS

Our consuming objective at Park is to provide our customers with wonderful and delightful experiences in doing business with us. We call our companywide efforts to bring our customers wonderful and delightful experiences our "Wonderfulness" program. In order for our Wonderfulness program to be successful, it is necessary for every Park person to be passionately committed to providing our customers with wonderful and delightful experiences. As Chris Mastrogiacomo, our COO says, it is part of every Park person's basic job description to do everything within his or her power to help provide our customers with wonderful and delightful experiences. I thought you might be interested in the following excerpt from a recent sales activity report as one small example of our Wonderfulness efforts:

> "Earlier this week, one of our Technical Sales Engineers (let's call him Lon Smoulders) was visiting customers in the Bay Area with another Park Technical Sales Engineer (let's call him Joe Yellowknife). Lon and Joe had completed their visits, dropped off the rental cars and were waiting on their respective flights. After Lon had boarded his flight, he received a call from a customer (let's call them Amalgamated Composites). Amalgamated told him they were seeing a unique issue and wanted to know if he could stop in to visit them the following week. Lon was on the plane and was looking at his calendar. He decided at that moment that it was better to get off the plane and go visit the customer and give them a wonderful experience. Lon asked the agent to put him on the last flight out, got a rental car and drove 100 miles to the customer. The customer was shocked when Lon arrived. They said they thought Lon was on a plane and was coming next week. Lon responded that they were having an issue and he is there to support their needs. The customer showed Lon the issue with the material when it was cut. Lon conference called in the quality people at PATC ("Park Aerospace Technologies Corp." in Newton, Kansas) on how to help the customer use the material on hand. When Lon left, the customer was very happy and was still commenting on how they couldn't believe he got off his flight to take care of them. Lon did make it back to the airport and caught the 11pm flight home."

Clearly, we do not always achieve our objective of providing our customers with wonderful and delightful experiences and we have a long way to go with our Wonderfulness program, but our people seem to be very engaged with the program and I believe we are off to a very good start!

PARK'S ELECTRONICS ACTIVITIES

As I stated in last year's Annual Report letter, the global market for our electronics product lines has become even more competitive in recent years. Ironically, I believe that Park's publicly reported success in the high-end global circuit materials market may have been partially responsible for attracting much of the high caliber competition into the market. But, notwithstanding the increased competition, I personally feel pretty good about our place and standing in the world of electronics materials. Our new N4800-20 and N4800-20 SI® products, which are follow-ons to our easier. I must confess that it probably was foolish of me to wonder if things would become easier, because easy is just not the Park way... and I doubt it ever will be. At Park, if the external challenges and pressures of our world ever become less, we will just challenge and pressure ourselves even more. If the incline of the hill ever becomes less steep or there ever is wind at our backs or our legs ever get stronger, we will just go find some larger boulders to push uphill. That is just how we do things. Park can be a pretty intense place to work, and it certainly is not for everybody (probably not for most people, actually). But, for we strange and peculiar Park people who understand that our future is in our hands and that we have the opportunity to go out every day and do all we can to create more and more true lasting and enduring value at Park and build Park into a better and better company, it is a great place to work, and we feel fortunate and privileged to be able to do so. After all, who can tell us what we cannot do, what we cannot accomplish and where we cannot go?

THANK YOU

As always, I would like to take this opportunity to thank you for your interest in our company and for taking the time to read my letter and the letters written by Doug Leys, Carl DiVico, Greg Westphal and Ke Wang, and Jim Krone of our company.

Sincerely,



Brian E. Shore
President and Chief Executive Officer


nelco

"Timothy" Lim Liang Hak
March 23, 1955 - January 12, 2013

Rest in Peace

highly successful N4000-13 family of products originally introduced in 1996, seem to be performing very well and are being very actively qualified by electronics OEMs and circuit board manufacturers around the world. These products have unique combinations of thermal, reliability and electrical performance properties. (As explained in Doug Leys' letter on page 8 of this report, electrical performance of digital printed circuit materials is largely a function of the dielectric loss of the materials in question.) Our new Meteorwave™1000 and Meteorwave™2000 products are being qualified by certain of the world's leading electronics OEMs for their next generation platforms. I believe Meteorwave™1000 and Meteorwave™2000 have outstanding electrical, thermal and reliability properties. I also believe that Meteorwave™2000 is the most advanced commercially available digital circuit material product in the market today, especially from the perspective of electrical performance. Interestingly, the market demand for our existing Signal Integrity (SI®) advanced circuit material family of products with enhanced electrical performance properties has been quite strong of late and the demand for these products seems to be continuing to grow. Please see Doug Leys' letter on page 8 of this report for an interesting and insightful discussion of the rapidly growing market needs for digital printed circuit materials with more and more advanced electrical performance properties. In order to stay ahead of the technology curve, we continue to quietly develop new products targeting those rapidly growing market needs of the electronics industry. In addition, we continue to quietly do all we can to provide our customers with the best possible experiences doing business with us. Who knows, maybe our quiet persistence is paying off!

PARK'S AEROSPACE ACTIVITIES

In the last fiscal year, we completed the planned closures of our composite prepreg materials manufacturing facility in Waterbury, Connecticut and our composite parts manufacturing facility in Lynnwood, Washington and the transfer of all manufacturing activities from those facilities to our new aerospace composite materials and parts manufacturing and design facility in Newton, Kansas. Now that the difficult process of facility consolidation is complete and behind us, we are focusing our energies and efforts on growing our aerospace revenues and business opportunities in North America and overseas. And, we have seen some early signs of success from those efforts. For example, we recently entered into a long-term agreement with a major jet engine manufacturer to supply advanced composite materials for their jet engine programs for transport category aircraft. Park's patented Sigma Struts™ were recently selected by Northrop Grumman Corporation for use on the James Webb Space Telescope. Park is designing and manufacturing Sigma Struts of varying lengths and load-bearing capabilities for different parts of the James Webb Space Telescope, including the solar array. (Sigma Struts were previously selected for use on NASA's Orion and Space Shuttle programs.) Park is producing primary and secondary composite structures and composite tooling for a prototype military aircraft currently under development. Since this program is on an accelerated schedule, Park's ability to provide very short lead-times and a high degree of flexibility and responsiveness is critical to the success of the program. The opportunities for Park in the aerospace industry continue to be quite exciting. We are very fortunate to have made the strategic decision about six or seven years ago to enter and to develop an important presence in the aerospace industry and to have had the conviction to persevere and to see our efforts through.

TRUE CONFESSIONS

In last year's annual report letter, I discussed pushing boulders uphill every day, and I wondered out loud whether, some day, the boulders would get smaller and things would become a little easier at Park. Actually, people do ask me from time to time whether the boulders are getting any smaller and whether things are getting any



PARK
ELECTROCHEMICAL
CORP.

A Global Advanced Materials Company

Lannemezan, France

Fullerton, CA

Melville, NY
(Parent Company Offices)

Newton, KS*

Tempe, AZ*

Singapore
Gul Plant*

Singapore
Pioneer Plant

*Manufacturing and R&D Facility

Financial Highlights

(In thousands, except per share data)

	March 3, 2013	Feb. 26, 2012	Feb. 27, 2011	Feb. 28, 2010	March 1, 2009
Net sales	**$176,416**	$193,254	$211,652	$175,686	$200,062
Gross profit	**50,550**	54,742	69,901	51,602	43,424
Earnings from continuing operations before income taxes	**20,885**	27,651	41,317	28,184	19,009
Net earnings from continuing operations before special items	**20,344**	23,150	33,933	23,204	18,859
Net earnings	**16,961**	23,442	32,621	25,359	35,000
Diluted earnings per share from continuing operations before special items	**0.98**	1.11	1.64	1.13	.92
Diluted earnings per share from continuing operations	**0.81**	1.13	1.58	1.23	.90
Diluted earnings per share	**0.81**	1.13	1.58	1.23	1.71
Cash dividends per share	**2.90**	.40	1.40	.36	.32
Average common shares outstanding—diluted	**20,823**	20,792	20,675	20,547	20,486
Working capital	**303,996**	290,149	271,706	261,036	239,645
Total assets	**369,658**	365,988	353,808	343,104	327,579
Long-term debt	**52,000**	—	—	—	—
Shareholders' equity	**299,922**	343,211	325,308	316,098	295,709
Equity per share	**14.40**	16.50	15.70	15.40	14.45

In fiscal year 2013, the Company recorded restructuring charges of $3,703 primarily for the closures of its Park Advanced Composite Materials, Inc. facility in Waterbury, Connecticut and its Nelco Technology (Zhuhai FTZ) Ltd. facility in the Free Trade Zone in Zhuhai, China.

In fiscal year 2012, the Company recorded a restructuring charge of $1,250 in connection with the closure of its Park Advanced Composite Materials, Inc. facility in Waterbury, Connecticut and other pre-tax income of $1,598 relating to the settlement of certain lawsuits.

In fiscal year 2011, the Company recorded an additional charge of $1,312 in connection with the closure, in January 2009, of its Neltec Europe SAS electronic materials business unit in Mirebeau, France.

In fiscal year 2010, the Company recorded tax benefits of $3,050 for the reduction of certain deferred tax liabilities in Singapore related to a temporary tax incentive for offshore interest repatriation and $945 primarily for a retroactive extension of a development and expansion tax incentive in Singapore and additional tax reserves of $1,188 in the United States.

In fiscal year 2009, the Company recorded pre-tax charges of $5,687 related to the closure of its New England Laminates Co., Inc. electronic materials business unit in Newburgh, New York and the closure of its Neltec Europe SAS business unit in Mirebeau, France and related to a workforce reduction and an asset impairment at its Nelco Products Pte. Ltd. electronic materials and advanced composite materials business unit in Singapore and a pre-tax charge of $570 related to restructurings at certain of its North American and European business units and recognized tax benefits of $1,236 related to these charges and a tax benefit of $4,677 related to the elimination of valuation allowances resulting principally from the closure of the New England Laminates Co., Inc. business unit and recorded a discontinued operations benefit of $16,486 related to the elimination of a liability from discontinued operations of its Dielektra GmbH subsidiary located in Germany.

The information in the table above includes all the charges, income, benefits and reserves described in the preceding paragraphs, except net earnings from continuing operations before special items and diluted earnings per share from continuing operations before special items, which do not include such charges, income, benefits and reserves.



TECHNOLOGY TRENDS FOR DIGITAL ELECTRONICS MATERIALS

The Internet has become a part of our everyday life. Most traditional communications media, including telephone, radio, film and television, are being reshaped or redefined by the Internet. The merging of telecommunication, entertainment and business data has placed an ever increasing demand on Internet traffic bandwidth. The challenge to keep up with bandwidth demand is to maintain or increase router speed, allowing us to instantly communicate, see movies whenever and wherever we want and share the data that allows businesses to make informed decisions.

The "Cloud" is transforming how we use the Internet from a source of information sharing into something we can only imagine today. When communication becomes fast enough between a device and the Cloud to transfer processing from the device to the Cloud, we will have the processing power of a large computer in the palm of our hand or smaller. All of this communication travels through routers and switches. Park's new materials have properties which make communication between devices more efficient.

Dielectric loss, also known as dissipation factor ("Df"), is the amount of energy in a circuit that is dissipated into an insulating material when voltage is applied to the circuit.

HIGH PERFORMANCE MATERIALS AS A PERCENTAGE OF TOTAL WORLDWIDE PRINTED CIRCUIT MATERIALS SALES


100%
80
60
40
20
0
'06
'07
'08
'09
'10
'11
'12
'13

One often overlooked benefit to low dielectric loss, which is indicated by a low Df, is the energy savings it provides to a circuit. Lower loss materials allow for lower voltage usage to acquire a pure signal. Dielectric losses result in the generation of heat, which must be removed by the use of air conditioning. Data centers have become like large utilities that sell data processing and storage instead of electricity or gas, but they consume large quantities of electricity in order to cool the servers. Park's new low loss materials can reduce the electricity data centers use for cooling.

Material reliability in high density circuitry has become standard. For a material to be considered for high density backplanes, it must withstand multiple lead-free assembly reflows, be very resistant to Cathodic Anodic Filament ("CAF") growth and be robust in a variety of processes and environments. To be considered for an application, a material must perform better and offer lower dielectric loss than dozens of other materials produced around the world, offering the ability to design higher frequency circuits that consume less electricity.

Park's N4800-20 and N4800-20 SI® offer a new classification of high speed materials. These materials offer the lowest dielectric loss of any material in their class. When tested at 10GHz, N4800-20 and N4800-20 SI achieve 0.0075 Df and 0.006 Df, respectively. These materials are in the "low loss" category but have the processing ease of "mid loss" materials.

Park's Meteorwave™1000 and Meteorwave™2000 are very low loss materials with 0.0055 Df and 0.004 Df, respectively, when tested at 10 GHz. Meteorwave™1000 and Meteorwave™2000 have been tested by several OEMs who have reported dielectric losses which are significantly lower than materials currently being used by them.

We live in a global economy which demands that we supply materials in a timely manner where they are needed. It is common for a product to be designed and developed in North America and to be volume manufactured in Asia. To ensure that Park's customers receive consistent digital electronic materials, Park uses the highest quality raw materials and has standardized its materials and processes worldwide to help ensure that wherever in the world a circuit board is made with Park's materials, it will process and function uniformly and consistently.

Doug Leys
Vice President and Senior Technologist

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Mar. 3, 2013	Feb. 26, 2012	Feb. 27, 2011	Feb. 28, 2010	Mar. 1, 2009	Mar. 2, 2008	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004
Operations										
Net sales	**$176,416**	$193,254	$211,652	$175,686	$200,062	$241,852	$257,377	$222,251	$211,187	$194,236
Cost of sales	**125,866**	138,512	141,751	124,084	156,638	179,398	193,270	167,650	167,937	161,536
Gross profit	**50,550**	54,742	69,901	51,602	43,424	62,454	64,107	54,601	43,250	32,700
Gross profit %	**28.7**	28.3	33.0	29.4	21.7	25.8	24.9	24.6	20.5	16.8
S, G & A	**26,595**	28,247	27,917	24,480	24,806	27,159	26,682	25,129	26,960	27,962
S, G & A %	**15.1**	14.6	13.2	14.0	12.4	11.2	10.4	11.3	12.8	14.4
Earnings from continuing operations	**20,252**	25,245	40,672	27,122	12,361	33,933	36,109	26,303	20,410	29,786
Earnings from continuing operations %	**11.5**	13.1	19.2	15.4	6.2	14.0	14.0	11.8	9.7	15.3
Earnings from continuing operations before income taxes and special items	**24,588**	27,303	42,629	28,184	25,266	44,656	45,458	35,528	19,676	7,696
Earnings from continuing operations before income taxes	**20,885**	27,651	41,317	28,184	19,009	43,294	44,142	32,359	23,796	32,744
Net earnings from continuing operations before special items	**20,344**	23,150	33,933	23,204	18,859	34,541	35,002	31,620	18,102	7,031
Net earnings from continuing operations	**16,961**	23,442	32,621	25,359	18,514	34,679	39,791	26,875	21,605	29,909
Net earnings from continuing operations %	**9.6**	12.1	15.4	14.4	9.3	14.3	15.5	12.1	10.2	15.4
Diluted earnings per share from continuing operations before special items	**0.98**	1.11	1.64	1.13	.92	1.70	1.72	1.57	.90	.35
Diluted earnings per share from continuing operations	**0.81**	1.13	1.58	1.23	.90	1.70	1.96	1.33	1.08	1.50
Return on shareholders' equity from continuing operations before special items %	**6.3**	6.9	10.6	7.6	6.7	13.0	13.7	13.0	7.4	2.9

In addition to the charges, income, benefits and reserves described in the paragraphs following the "Financial Highlights" table on the preceding page, the Company recorded an employment termination benefits charge of $1,362 in fiscal year 2008 related to a workforce reduction at the Company's business unit in Mirebeau, France and a tax benefit of $1,500 relating to the reduction of tax reserves; the Company recorded a tax benefit of $715 in fiscal year 2007 relating to the recognition of tax credits resulting from operating losses sustained in prior years in France, a pre-tax charge of $1,316 in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and a tax benefit of $499 relating to such insurance termination charge and recognized tax benefits of $3,500 in fiscal year 2007 relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and $1,391 relating to the elimination of reserves no longer required as the result of the completion of a tax audit; the Company recognized a tax benefit of $1,512 in fiscal year 2006 relating to the reversal of valuation allowances against deferred tax assets previously recorded in the United States and in fiscal year 2006 recorded a tax charge of $3,088 in connection with the repatriation of approximately $70,000 of accumulated earnings and profits of its business unit in Singapore, a pre-tax asset impairment charge of $2,280 for the write-off of construction costs related to the installation of a treater at the Company's business unit in Mirebeau, France and a pre-tax employment termination benefits charge of $889 related to a workforce reduction at the Company's business unit in Mirebeau, France; and the Company recorded a pre-tax gain of $4,745 in fiscal year 2005 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002 and recorded pre-tax charges of $625 in fiscal year 2005 for severance payments resulting from workforce reductions at the Company's North American and European electronic materials business units.

The information in the table above includes all the charges, income, benefits, reserves and gains described in the paragraphs following the "Financial Highlights" table on the preceding page and in the preceding paragraph, except net earnings from continuing operations before special items and diluted earnings per share from continuing operations before special items, which do not include such charges, income, benefits, reserves and gains.

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Financial Position										
Current assets	**320,674**	311,590	296,959	282,678	263,931	271,039	266,332	253,661	243,662	240,082
Current liabilities	**16,678**	21,441	25,253	21,642	24,286	31,979	32,565	38,727	36,948	42,629
Working capital	**303,996**	290,149	271,706	261,036	239,645	239,060	233,767	214,934	206,714	197,453
Current ratio	**19.2**	14.5	11.8	13.1	10.9	8.5	8.2	6.6	6.6	5.6
Property, plant and equipment—net	**32,187**	38,695	41,292	44,905	48,777	47,188	49,895	54,370	63,251	70,569
Total assets	**369,658**	365,988	353,808	343,104	327,579	327,407	321,922	311,312	307,311	311,070
Long-term debt	**52,000**	—	—	—	—	—	—	—	—	—
Shareholders' equity	**299,922**	343,211	325,308	316,098	295,709	269,172	264,167	245,423	242,857	243,896
Total capitalization	**351,922**	343,211	325,308	316,098	295,709	269,172	264,167	245,423	242,857	243,896
Other Data										
Capital expenditures	**1,447**	3,994	3,699	3,422	12,224	4,525	4,793	4,293	3,330	4,509
Depreciation and amortization	**4,269**	5,891	6,746	7,057	7,707	8,286	8,992	9,645	10,202	11,978
Equity per share	**14.40**	16.50	15.70	15.40	14.45	13.23	13.08	12.20	12.19	12.33
Cash dividends per share	**2.90**	.40	1.40	.36	.32	1.82	1.32	1.32	1.26	.24
Average number of employees	**568**	613	613	594	797	906	942	978	1,109	1,150
Sales per employee	**311**	315	345	296	251	267	273	227	190	158
Average common shares outstanding—diluted	**20,823**	20,792	20,675	20,547	20,486	20,364	20,317	20,210	20,075	19,991



ADVANCED COMPOSITE MATERIALS FOR AIRCRAFT ENGINES

The worldwide civil aerospace market for composite materials has been growing rapidly as evidenced by the innovative use of composites on the new Boeing 787 and Airbus A350 aircraft. This growth has included an increased demand for composite materials by the manufacturers of commercial engines and engine components. In response to this demand, Park is addressing the aerospace engine and engine components markets with an array of composite products.

Today's commercial and military engines are comprised of several composite components. The nacelle and accompanying thrust reverser structure surround the aircraft engine and are comprised of acoustical, directional and aerodynamic components. This structure may be attached to the aircraft's wing or, in some cases, attached directly to the vertical tail or the fuselage. The primary components of the nacelle system include the inlets, which direct air in and around the engine; the fan cowl doors, which provide access to service the engine; and the thrust reverser, which redirects air forward upon landing for aircraft deceleration. These three primary components, in the newer designs, utilize advanced composites to one degree or another to increase strength to weight ratios and to optimize noise abatement. Today's nacelle and thrust reverser designs are integrated, together with the engine technology and aircraft itself, to ensure an efficient overall system design and operation.

As composite materials improve and evolve, their use as a percentage of engine weight is forecasted to continue to increase for reasons such as fuel price increase mitigation, fatigue improvements, wear reduction and overall engine performance. This increase in the use of composite materials will also include the nacelle and thrust reverser systems.

Park is currently working with major original aircraft equipment manufacturers and engine and nacelle and thrust reverser providers with an array of existing products in various carbon and glass epoxy forms. Park's aerospace resins are being qualified and evaluated for many of these composite structures. Park is progressing toward the use of standard forms for unidirectional tapes and broadgoods, including impregnated braids and other ancillary product forms, to meet the needs of its customers.

Park's current advanced composite materials products, with their epoxy resin systems, are well positioned to support current engine and nacelle and thrust reverser applications. Park's E-761, E-765 and E-752 epoxy resin systems offer flexible processing options for customers and can be tailored for customer cure profiles to ensure manufacturing efficiency. Certain of Park's advanced composite materials development projects are destined to further increase Park's ability to penetrate the aerospace markets on new platforms for advanced materials.



Example of Modern-Day Turbofan Engine which utilizes composite components.

The engine and engine components markets will evolve with the demand for new and re-engined platform upgrades, which are expected to include increasing percentages of composite materials! The civil and military aerospace OEMs will demand improved performance and lower fuel burn cost efficiency. One of the major keys to meeting that demand will be designing engine products with increased percentages of structural composites.

Carl DiVico
Sales Director and Key Account Manager



PARK'S RESEARCH AND DEVELOPMENT ACTIVITIES

As an Advanced Materials Company supplying the global electronics and aerospace markets, Park's future depends on the continuous innovation and improvement of our polymer formulation and process technology. In line with Park's targets and strategy, Park's R&D group is committed to facilitating and driving the development of new advanced materials and to providing specialized technical support to Park's global manufacturing sites.

Our R&D group maintains its primary location in Tempe, Arizona, with additional facilities in Singapore and Newton, Kansas. Our labs are staffed with chemists, scientists, engineers and lab technicians who carry out the various tasks associated with approved projects, development programs and technical support. We collaborate in the development of new products with on-site research scientists and engineers at Nelco Products Pte. Ltd. in Singapore and Park Aerospace Technologies Corp. in Newton, Kansas, and participate in scale-up and transfer activities of advanced materials for both electronics and aerospace applications at our respective manufacturing sites.

The primary focus of R&D is to anticipate the market and develop new products and processes to fulfill the needs of the future. With the help of the Park sales and marketing team, we try to continually identify on our technology roadmaps the needs and key requirements of the electronics and aerospace industries.

We believe the outlook for the high-end electronics materials market is quite promising. The rollout of 4G, cloud computing, the convergence of multimedia, telecom and traditional datacom and the untapped potential of BRIC countries are all coming together and creating demand for advanced materials with higher thermal stability, tougher polymers and improved electrical properties. Recently we commercialized our N4800-20, N4800-20 SI®, Meteorwave™1000 and Meteorwave™2000 advanced electronics prepregs and laminates, which are designed to meet the current and future needs of internet infrastructure on chips up to 20 GBs. The market continues to grow and change and we cannot stop for even an instant. The next generations of chip architecture are being developed. These chips will be running at 26 GBs and then 40 GBs in the next few years. We will need new materials to fill the needs of those designs.

The need for the development of new advanced aerospace composite materials stems from a wide variety of current and new application requirements ranging from achieving wider operating temperature extremes to toughness, adhesion and other thermal and mechanical properties, while improving cost efficiency and performance in terms of process capability, quality and flexibility. An example is the growing use of Advanced Fiber Placement ("AFP") process, which enables more efficient advanced part designs, cure cycle flexibility, including out-of-autoclave processing, and other resin system/fiber form combinations.

Our R&D team works closely with Park's global manufacturing facilities on scale-up and process optimization to safely and economically achieve the highest product quality and performance prior to full product commercialization. After a material system is developed in the laboratory and performing well, a thorough environmental, health and safety ("EH&S") and regulation review is performed before the scale-up to production. Detailed instructions are then incorporated into the technical transfer package, which is designed to serve as a blue print guiding the duplication of the product at each of Park's manufacturing facilities to ensure uniform and consistent performance and quality.

Over the past three years, R&D has developed several new advanced material systems for the aerospace and electronics markets, including Aeroglide®, Easycure E-710®, and most recently, N4800-20, N4800-20 SI®, Meteorwave™1000 and Meteorwave™2000. R&D has also been establishing and managing Park's intellectual property portfolio, including patents, trade secrets and know-how.

Park's R&D team represents a diverse and well balanced combination of technical skills and backgrounds, working together as a focused team toward achieving Park's short and long term objectives. R&D continues to build on its platform of knowledge and experience and looks forward to continuing to make strategic advancements in the global electronics and aerospace markets.

Greg Westphal
Vice President of Research and Development

Ke Wang
Director of Research and Development



ADVANCED COMPOSITE STRUCTURES MANUFACTURING PROCESS

The following is an overview of the basic design and manufacturing processes for composite parts and structures for aerospace applications. A typical composite part is made up of several plies of prepreg (a resin "preimpregnated" into unidirectional fiber or woven fabric) that are laminated together to form the final structure. The engineering design process determines the number and shape of each individual ply. The first step in the design process is the selection of the resin and fiber combination. To choose the proper resin, the designer must have a thorough understanding of the environment that the structure will encounter during its lifetime. Epoxy resins are the workhorses for airframe structures in the aerospace industry. They perform well over a wide range of temperatures, resist moisture degradation and are compatible with most aircraft fluids. The fiber selection process is a compromise between cost and weight. Where weight is the primary driver, the highest strength and stiffest carbon fibers are typically used. On the opposite end of the spectrum, glass fibers are usually selected for cost sensitive structures.

After the resins and fibers are selected, the design process then must address the various compromises between fit, form, function and cost. When all the compromises have been agreed upon, the design and manufacturing plan is frozen and the computer models, engineering drawings, specifications and manufacturing plans are released.



Ply Cutting Table for cutting rolls of composite prepreg into specific shapes specified by engineering drawings.

A typical manufacturing plan for a part fabricated using the hand lay-up process covers (1) cutting of the individual plies from the bulk composite prepreg material, (2) laying up of the plies onto a tool designed specifically for the part, (3) consolidation and curing of the plies using a combination of heat and pressure from an oven or autoclave and (4) trimming the part to its final dimension by a computer controlled router that has been programmed using special software driven from the initial design model.



Laser-Assisted Hand Lay-up Operation. The green lines projected by the laser are visible on the protective gloves worn by the technician.

The laminating or consolidation pressure comes from pulling a vacuum under a membrane or bag that is applied over the composite lay-up and tool. The composite plies are compressed between the bag and the tool surface by vacuum pressure in the case of an oven. Autoclaves are capable of applying much higher consolidation pressures than can be achieved with ovens only and are typically used for parts used in critical load bearing applications.

After the composite part is cured and removed from the oven or autoclave tool, it is trimmed to its final dimensions as specified on the engineering drawing. Trimming can be accomplished with hand-held cutting tools or by numerically controlled cutting machines.


DMS

CNC Router cutting a holding fixture for a composite part that will be trimmed on the CNC Router.

The manufacturing method described above is one of many used to convert composite prepreg materials into final parts. In nearly all cases, the basic conversion process involves the application of heat and pressure to form a composite material to a tool surface.

Jim Krone
Vice President of Aerospace Engineering

Table of Contents

Park Pilot Club


N64MS



Management's Discussion and Analysis

of Financial Condition and Results of Operations

GENERAL:

Park Electrochemical Corp. ("Park" or the "Company") is a global advanced materials company which develops, manufactures, markets and sells high-technology digital and RF/microwave printed circuit materials products principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies products for the aerospace markets. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology. The Company's manufacturing facilities are located in Singapore, France, Kansas, Arizona and California. The Company also maintains research and development facilities in Arizona, Kansas and Singapore.

The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2013, 2012 and 2011 fiscal years ended on March 3, 2013, February 26, 2012 and February 27, 2011, respectively. The 2013, 2012 and 2011 fiscal years consisted of 53, 52 and 52 weeks, respectively. **Unless otherwise indicated in this Discussion and Analysis, all reference to years in this Discussion and Analysis are to the Company's fiscal years and all annual information in this Discussion and Analysis is for such fiscal years.**

The comparisons of the Company's results of operations for 2013 to the Company's results of operations for 2012 are impacted by the facts that the 2013 fiscal year consisted of 53 weeks and the 2012 fiscal year consisted of 52 weeks.

2013 Financial Overview

The Company's total net sales worldwide in 2013 were 9% lower than in 2012 primarily as a result of lower sales of the Company's printed circuit materials products in North America, Asia and Europe. The Company's sales of aerospace composite materials, parts and assemblies were also slightly lower in 2013 than in 2012. The decline in sales of printed circuit materials products resulted in lower gross profit and lower earnings from operations in 2013 compared to 2012. However, the Company's gross profit margin, measured as a percentage of sales, improved to 28.7% in 2013 from 28.3% in 2012.

The Company's earnings from operations and net earnings were lower in 2013 than in 2012 primarily as a result of the declines in the Company's total net sales in 2013 compared to 2012 and due to the higher restructuring charges in 2013 related primarily to the closures of the Park Advanced Composite Materials, Inc. ("PACM") facility located in Waterbury, Connecticut and the Nelco Technology (Zhuhai FTZ) Ltd. ("Nelco Zhuhai") facility located in the Free Trade Zone in Zhuhai, China.

The decline in sales and the restructuring charges in 2013 were partially offset by a small improvement in the Company's gross profit margin, which resulted from the improved operating performance of the Company's Park Aerospace Technologies Corp. ("PATC") business unit in Newton, Kansas in 2013 and the cost reductions resulting from the closures of the Company's PACM and Nelco Zhuhai facilities in 2013. The decline in sales and the restructuring charges in 2013 were also partially offset by the benefits from the higher percentages of sales of higher margin, high performance printed circuit materials products in 2013 than in 2012, by lower selling, general and administrative expenses in 2013 than in 2012 and by the lower income tax expense in 2013 than in 2012. The Company's net earnings in 2013 were adversely affected by the lower interest and other income realized by the Company in 2013 than in 2012.

Litigation and insurance settlements in 2012 consisted of the Company's recognition of pre-tax other income of $1.6 million in 2012 resulting from the settlement of a lawsuit for an insurance claim for business interruption at the Company's Neltec, Inc. business unit in Tempe, Arizona in 2003 caused by the explosion and resulting destruction of a treater at the Company's business unit in Singapore and the settlement of a lawsuit pertaining to defective equipment purchased by the Company's PATC business unit in Newton, Kansas.

The Company's operating and earnings performances in both 2013 and 2012 were adversely affected by additional, and in some instances duplicative, costs associated with transferring aerospace composite materials manufacturing from the Company's PACM facility in Waterbury, Connecticut to the Company's PATC facility in Newton, Kansas. Such costs were eliminated in the third quarter of 2013 by the closure of the PACM facility.

The global markets for the Company's printed circuit materials products continue to be very difficult to forecast, and it is not clear to the Company what the condition of the global markets for the Company's printed circuit materials products will be in 2014 or beyond. Further, the Company is not able to predict the impact the current global economic and financial conditions will have on the markets for its aerospace composite materials, parts and assemblies in 2014 or beyond.

In the second quarter of 2013, the Company's Nelco Zhuhai facility, located in the Free Trade Zone in Zhuhai, China, ceased its operations. In connection with the closure of such facility, the Company recorded approximately $2.7 million of restructuring charges in 2013 and expects to record no significant additional charges in connection with such closure. The manufacturing activities conducted by Nelco Zhuhai are now conducted by Nelco Products Pte. Ltd. in Singapore, and the cessation of operations of Nelco Zhuhai has not resulted in the loss of any business by the Company. The Company is supplying and fully supporting all of its customers in Asia from its Nelco Products Pte. Ltd. business unit in Singapore.

In the third quarter of 2012, the Company completed a major expansion of its PATC aerospace composite materials development and manufacturing facility in Kansas in order to manufacture aerospace composite parts and assemblies in the same facility as advanced composite materials, which are used in the manufacture of such parts and assemblies. The expansion consisted of approximately 37,000 square feet of manufacturing and storage space, and the Company spent approximately $5 million on the facility expansion and equipment.

Following the expansion of PATC, the Company transferred the aerospace composite parts and assemblies manufacturing activities of its Park Aerospace Structures Corp. ("PASC") facility in Lynnwood, Washington to its PATC facility and closed PASC in the fourth quarter of 2012, and the Company transferred PACM's aerospace composite materials manufacturing activities to the Company's PATC facility and closed PACM in the third quarter of 2013. The activities of PASC which were transferred to PATC included the assets and business of Nova Composites, Inc., which PASC acquired in April 2008.

The transfer of aerospace composite materials manufacturing activities from the Company's PACM facility to its PATC facility and the transfer of aerospace composite parts and assemblies manufacturing activities from the Company's PASC facility to its PATC facility consolidated all of the Company's North American aerospace composite materials, parts and assemblies manufacturing activities, as well as all of its design and development activities for composite parts and assemblies, at the PATC facility. The completion of the consolidation of the Company's aerospace composite materials, parts and assemblies manufacturing activities eliminated the additional, and in some cases duplicative, costs which the Company had incurred in connection with the start-up of PATC and the transfer of such manufacturing activities from PACM and PASC to PATC.

As the result of the closure of PACM, the Company recorded pre-tax restructuring charges of $1.3 million in 2012 and pre-tax charges of $0.8 million in 2013 in connection with such closure. The Company does not expect to record significant additional charges in connection with such closure, and the PACM business operations will have no further impact on the consolidated financial condition or results of operations of the Company.

RESULTS OF OPERATIONS:

Fiscal Year 2013 Compared with Fiscal Year 2012

	FISCAL YEAR ENDED			
(amounts in thousands, except per share amounts)	**March 3, 2013**	February 26, 2012	Increase/(Decrease)	
Net sales	**$ 176,416**	$193,254	$(16,838)	-9%
Cost of sales	**125,866**	138,512	(12,646)	-9%
Gross profit	**50,550**	54,742	(4,192)	-8%
Selling, general and administrative expenses	**26,595**	28,247	(1,652)	-6%
Restructuring charges	**3,703**	1,250	2,453	196%
Earnings from operations	**20,252**	25,245	(4,993)	-20%
Interest and other income, net	**633**	808	(175)	-22%
Litigation and insurance settlements	—	1,598	(1,598)	-100%
Earnings before income taxes	**20,885**	27,651	(6,766)	-24%
Income tax provision	**3,924**	4,209	(285)	-7%
Net earnings	**$ 16,961**	$ 23,442	$ (6,481)	-28%
Earnings per share				
Basic earnings per share	**$ 0.82**	$ 1.13	$ (0.31)	-27%
Diluted earnings per share	**$ 0.81**	$ 1.13	$ (0.32)	-28%

Fiscal Year 2013 Compared with Fiscal Year 2012 (continued)

Net Sales

The Company's total net sales worldwide in 2013 decreased 9% from 2012 as a result of lower unit volumes of printed circuit materials products shipped to the Company's customers in North America, Asia and Europe. The lower sales of printed circuit materials products sold by the Company in 2013 was accompanied by slightly lower sales of aerospace composite materials, parts and assemblies products by the Company's operations in North America, Asia and Europe. The Company's total net sales of its printed circuit materials products were $150.5 million in 2013 and $166.8 million in 2012 and comprised 85% and 86% of the Company's total net sales worldwide in 2013 and 2012, respectively. The Company's total net sales of its aerospace composite materials, parts and assemblies products were $25.9 million in 2013 and $26.5 million in 2012 and comprised 15% and 14% of the Company's total net sales worldwide in 2013 and 2012, respectively.

The Company's foreign sales were $95.4 million, or 54% of the Company's total net sales worldwide, during 2013 compared to $107.3 million of sales, or 56% of total net sales worldwide during 2012. The Company's foreign sales during 2013 declined 11% from 2012 as a result of lower sales in Asia and Europe.

The Company's sales in North America, Asia and Europe were 46%, 45% and 9%, respectively, of the Company's total net sales worldwide in 2013 compared to 44%, 43% and 13%, respectively, in 2012. The Company's sales in North America decreased 6%, its sales in Asia decreased 5% and its sales in Europe decreased 32% in 2013 compared to 2012.

During 2013, 82% of the Company's total net sales worldwide of printed circuit materials consisted of high performance printed circuit materials, compared to 79% for 2012.

The Company's high performance printed circuit materials (non-FR4 printed circuit materials) include high-speed, low-loss materials for digital and RF/microwave applications requiring lead-free compatibility and high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance and reliability, cyanate esters, quartz reinforced materials, and polytetrafluoroethylene ("PTFE") and modified epoxy materials for RF/microwave systems that operate at frequencies up to 77GHz.

Cost of Sales

The Company's cost of sales decreased by 9% in 2013 from 2012 primarily as a result of lower sales and lower production volumes in 2013 than in 2012, the improved operating performance of the Company's PATC business unit, the elimination of the additional, and in some instances duplicative, costs associated with transferring aerospace composite materials manufacturing from the Company's PACM facility to the Company's PATC facility in 2013, the cost reductions resulting from the closures of the Company's PACM facility and Nelco Zhuhai facility in 2013, lower depreciation expense in 2013 than in 2012 and lower rental expense at one of the Company's business units in 2013 than in 2012. The Company's cost of sales as a percentage of net sales decreased to 71.3% in 2013 from 71.7% in 2012.

Gross Profit

The Company's gross profit in 2013 was lower than its gross profit in the prior fiscal year, but the overall gross profit as a percentage of net sales for the Company's worldwide operations increased to 28.7% in 2013 compared to 28.3% in 2012 despite significantly lower sales and the partially fixed nature of overhead costs. The gross profit margin in 2013 benefitted from the higher percentage of sales of higher margin, high performance printed circuit materials products in 2013 than in 2012, cost reductions as a result of the aforementioned facility closures, the improved operating performance of the Company's PATC business unit, the lower depreciation expense in 2013 than in 2012 and the lower rental expense in 2013 than in 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $1.7 million, or 6%, during 2013 compared to 2012. Such expenses measured as percentages of sales were 15.1% during 2013 compared to 14.6% during 2012. The increase as a percentage of sales was the result of lower revenues combined with the partially fixed nature of such expenses. Such expenses in 2013 and 2012 were impacted by additional, and in some instances duplicative, expenses associated with the consolidation of all of the Company's North American aerospace composite materials, parts and assemblies manufacturing, development and design activities at its PATC business unit. The decrease in such expenses in 2013 was primarily the result of lower selling and freight expenses commensurate with lower sales than in 2012. Although such expenses declined in 2013, they were inflated by increases in legal fees and expenses in 2013 compared to 2012. Selling, general and administrative expenses in 2013 included $0.9 million of stock option expenses compared to $0.8 million in 2012.

Restructuring Charges

During 2013, the Company recorded charges of $3.7 million primarily for the closures of its PACM facility in Waterbury, Connecticut and its Nelco Zhuhai facility in the Free Trade Zone in Zhuhai, China; and in the fourth quarter of 2012, the Company recorded a charge of $1.3 million in connection with the closure of the PACM facility.

Earnings from Operations

For the reasons set forth above, the Company's earnings from operations were $20.3 million for 2013, including the $3.7 million charge primarily for the closures of PACM and Nelco Zhuhai, compared to $25.2 million for 2012, including the $1.3 million charge related to the closure of PACM. The Company's earnings from operations in the first half of 2013 and in 2012 were reduced by losses incurred at the Company's PATC business unit.

Interest and Other Income, Net

Interest and other income, net was $0.6 million in 2013 compared to $0.8 million in 2012. During 2013 and 2012, the Company earned interest income principally from its investments, which were primarily in short-term instruments and money market funds. The Company incurred no interest expense during 2012 and incurred $14,000 of interest expense in the fourth quarter of 2013 under a five-year revolving credit agreement entered into with PNC Bank, National Association in such quarter. See "Liquidity and Capital Resources" elsewhere in this Discussion.

Litigation and Insurance Settlements

During the second quarter of 2012, the Company recognized other income of $1.6 million resulting from the aforementioned settlements of a lawsuit for a business interruption insurance claim and a lawsuit pertaining to defective equipment.

Income Tax Provision

The Company's effective income tax rate was 18.8% for 2013 compared to 15.2% for 2012. The higher effective income tax rate for 2013 was attributable principally to a change in the earnings mix between United States and foreign operations subject to different income tax rates, the expiration, on June 30, 2011, of Nelco Products Pte. Ltd.'s qualification and favorable tax rates under the development and expansion tax incentive in Singapore and the charge related to the closure of Nelco Zhuhai with no associated tax benefit.

Net Earnings

The Company's net earnings for 2013 were $17.0 million, including the $3.7 million pre-tax charges related primarily to the closures of PACM and Nelco Zhuhai described above, compared to net earnings for 2012 of $23.4 million, including the $1.3 million pre-tax charge related to the closure of PACM and the $1.6 million pre-tax other income resulting from the settlements of the lawsuits described above. The net impact of the charges described above related primarily to the closures of PACM and Nelco Zhuhai was to reduce net earnings by $3.4 million in 2013. The net impact of the charge described above in 2012 related to the closure of PACM was to reduce net earnings by $0.8 million in 2012, and the impact of the other income, net of tax, resulting from the settlements of the lawsuits described above was to increase net earnings by $1.1 million in 2012.

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for 2013 were $0.82 and $0.81, respectively, including the charges related to the closures of PACM and Nelco Zhuhai as described above, compared to basic and diluted earnings per share of $1.13 for 2012, including the charge related to the closure of PACM described above and the other income resulting from the settlements of the lawsuits described above. The net impact of the charges related primarily to the closures of PACM and Nelco Zhuhai was to reduce basic and diluted earnings per share by $0.16 and $0.17, respectively, in 2013. The net impact of the charge described above was to reduce basic and diluted earnings per share by $0.04 in 2012, and the impact of the other income, net of tax, resulting from the settlements of the lawsuits described above was to increase basic and diluted earnings per share by $0.05 in 2012.

Fiscal Year 2012 Compared with Fiscal Year 2011

(amounts in thousands, except per share amounts)	FISCAL YEAR ENDED **February 26, 2012**	February 27, 2011	Increase/(Decrease)	
Net sales	**$193,254**	$211,652	$(18,398)	-8.7%
Cost of sales	**138,512**	141,751	(3,239)	-2.3%
Gross profit	**54,742**	69,901	(15,159)	-21.7%
Selling, general and administrative expenses	**28,247**	27,917	330	1.2%
Restructuring charges	**1,250**	1,312	(62)	-4.7%
Earnings from operations	**25,245**	40,672	(15,427)	-37.9%
Interest and other income, net	**808**	645	163	-25.3%
Litigation and insurance settlements	**1,598**	—	(1,598)	-100.0%
Earnings before income taxes	**27,651**	41,317	(13,666)	-33.1%
Income tax provision	**4,209**	8,696	(4,487)	-51.6%
Net earnings	**$ 23,442**	$ 32,621	$ (9,179)	-28.1%
Earnings per share				
Basic earnings per share	**$ 1.13**	$ 1.58	$ (0.45)	-28.5%
Diluted earnings per share	**$ 1.13**	$ 1.58	$ (0.45)	-28.5%

Fiscal Year 2012 Compared with Fiscal Year 2011 (continued)

Net Sales

The Company's total net sales worldwide in 2012 decreased 9% to $193.3 million from $211.7 million for 2011. The decrease in total net sales was the result of lower unit volumes of printed circuit materials products shipped to the Company's customers in North America and Asia. Such decrease was partially offset by higher sales of such products to the Company's customers in Europe and higher sales of aerospace composite materials, parts and assemblies by the Company's operations in North America, Asia and Europe. The Company's total net sales of its printed circuit materials products were $166.8 million in 2012 and $188.3 million in 2011 and comprised 86% and 89% of the Company's total net sales worldwide in 2012 and 2011, respectively. The Company's total net sales of its aerospace composite materials, parts and assemblies products increased to $26.5 million in 2012 from $23.3 million in 2011 and comprised 14% and 11%, respectively, of the Company's total net sales worldwide in 2012 and 2011.

The Company's foreign sales were $107.3 million, or 55% of the Company's total net sales worldwide, during 2012 compared to $112.8 million of sales, or 53% of total net sales worldwide, during 2011 and 50% and 48%, respectively, of total net sales worldwide during 2010 and 2009. The Company's foreign sales during 2012 declined 5% from 2011 primarily as a result of decreases in sales in Asia.

The Company's sales in North America, Asia and Europe were 44%, 43% and 13%, respectively, of the Company's total net sales worldwide in 2012 compared to 47%, 43% and 10%, respectively, in 2011. The Company's sales in North America decreased 13%, its sales in Asia decreased 9% and its sales in Europe increased 11% in 2012 compared to 2011.

During 2012, 79% of the Company's total net sales worldwide of printed circuit materials consisted of high performance printed circuit materials, compared to 74% for 2011.

Cost of Sales

The Company's cost of sales decreased by 2% in 2012 from 2011 as a result of lower sales and lower production volumes in 2012 than in 2011, but the Company's cost of sales as a percentage of net sales increased to 71.7% in 2012 from 67.0% in 2011 resulting in a gross profit margin decline from 33.0% to 28.3%. The Company's cost of sales in 2012 was inflated by increased utility costs and additional, and in some instances duplicative, costs associated with the consolidation of all of the Company's North American aerospace composite materials, parts and assemblies manufacturing, development and design activities at its PATC business unit.

Gross Profit

The Company's gross profit in 2012 was lower than its gross profit in the prior fiscal year, and the overall gross profit as a percentage of net sales for the Company's worldwide operations declined to 28.3% in 2012 compared to 33.0% in 2011. The decrease in the gross profit margin was attributable to the lower total net sales in 2012 and the higher cost of sales relative to total sales in such year than in the prior year. Such factors were only partially offset by the higher percentage of sales of higher margin, high performance printed circuit materials products in 2012 than in 2011.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $0.3 million, or by 1%, during 2012 compared to 2011, and these expenses, measured as percentages of sales, were 14.6% during 2012 compared to 13.2% during 2011. Such expenses in 2012 were impacted by additional, and in some instances duplicative, expenses associated with the consolidation of all of the Company's North American aerospace composite materials, parts and assemblies manufacturing, development and design activities at its PATC business unit and a donation to The Japanese Red Cross Society in 2012. Selling, general and administrative expenses included $0.8 million in 2012 for stock option expenses compared to $1.0 million in 2011.

Restructuring Charges

In the fourth quarter of 2012, the Company recorded a charge of $1.3 million in connection with the closure of its PACM facility in Waterbury, Connecticut. In the third quarter of 2011, the Company recorded a charge of $1.3 million related to the closure, in January of 2009, of the operations of Neltec Europe SAS, the Company's printed circuit materials business unit in Mirebeau, France.

Earnings From Operations

For the reasons set forth above, the Company's earnings from operations for 2012 were $25.2 million, including the $1.3 million charge related to the closure of PACM, compared to earnings from operations for 2011 of $40.7 million, including the $1.3 million charge related to the closure of Neltec Europe SAS in January of 2009. The Company's earnings from operations in both 2012 and 2011 were reduced by losses incurred at the Company's PATC business unit.

Interest and Other Income, Net

Interest and other income, net increased 25% to $0.8 million for 2012 from $0.6 million for 2011. During 2012 and 2011, the Company earned interest income principally from its investments, which were primarily in short-term instruments and money market funds. The Company incurred no interest expense during 2012 or 2011. See "Liquidity and Capital Resources" elsewhere in this Discussion.

Litigation and Insurance Settlements

During the second quarter of 2012, the Company recognized other income of $1.6 million resulting from the aforementioned settlements of a lawsuit for a business interruption insurance claim and a lawsuit pertaining to defective equipment.

Income Tax Provision

The Company's effective income tax rate was 15.2% for 2012 compared to 21.0% for 2011. The lower effective income tax rate for 2012 than for 2011 was primarily the result of lower portions of taxable income in jurisdictions with higher income tax rates. There was no tax benefit associated with the $1.3 million charge related to the 2009 closure of Neltec Europe SAS described above.

Net Earnings

The Company's net earnings for 2012 were $23.4 million, including the $1.3 million pre-tax charge related to the closure of PACM and the $1.6 million pre-tax other income resulting from the settlements of the lawsuits described above, compared to net earnings for 2011 of $32.6 million, including the $1.3 million pre-tax charge related to the closure of Neltec Europe SAS in January of 2009 described above. The net impact of the charge described above in 2012 was to reduce net earnings by $0.8 million in 2012, and the impact of the other income, net of tax, resulting from the settlements of the lawsuits described above was to increase net earnings by $1.1 million in 2012. The net impact of the charge described above in 2011 was to reduce net earnings by $1.3 million for 2011.

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for 2012 were $1.13 per share, including the charge related to the closure of PACM described above and the other income resulting from the settlements of the lawsuits described above, compared to basic and diluted earnings per share of $1.58 for 2011, including the charge related to the 2009 closure of Neltec Europe SAS described above. The net impact of the charge described above was to reduce basic and diluted earnings per share by $0.04 in 2012, and the impact of the other income, net of tax, resulting from the settlements of the lawsuits described above was to increase basic and diluted earnings per share by $0.05 in 2012. The net impact of the charge described above was to reduce basic earnings per share by $0.07 and to reduce diluted earnings per share by $0.06 for 2011.

LIQUIDITY AND CAPITAL RESOURCES:

(amounts in thousands)	**March 3, 2013**	February 26, 2012	Increase/ (Decrease)
Cash and marketable securities	**$275,216**	$268,785	$ 6,431
Working capital	**303,996**	290,149	13,847

	FISCAL YEAR ENDED			Increase/(Decrease)	
(amounts in thousands)	**March 3, 2013**	February 26, 2012	February 27, 2011	2013 vs. 2012	2012 vs. 2011
Net cash provided by operating activities	**$ 19,334**	$ 31,434	$ 42,668	$ (12,100)	$(11,234)
Net cash provided by (used in) investing activities	**44,947**	(7,569)	(39,763)	52,516	32,194
Net cash used in financing activities	**(7,778)**	(6,395)	(24,737)	(1,383)	18,342

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Cash and Marketable Securities

Of the $275.2 million of cash and marketable securities at March 3, 2013, approximately $219.0 million was owned by certain of the Company's wholly owned foreign subsidiaries. If such foreign owned cash were needed to fund the Company's operations in the United States, the Company would be required to accrue and pay Federal and State income taxes in the United States on the amount of such cash that was repatriated to the United States. However, it is the Company's practice and current intent to indefinitely reinvest such cash owned by its foreign subsidiaries in the operations of its foreign subsidiaries or in other foreign activities, including acquisitions outside the United States. The Company has sufficient liquidity in the United States to fund its activities for the foreseeable future.

The change in cash and marketable securities at March 3, 2013 compared to February 26, 2012 was the result of cash provided by operating activities and a number of additional factors, including the following:

- accounts receivable were 10% higher at March 3, 2013 than at February 26, 2012 principally due to an increase in the number of days of sales in accounts receivable in the fourth quarter of 2013 compared to the fourth quarter of 2012;
- other current assets were 93% higher at March 3, 2013 than at February 26, 2012 primarily as a result of higher income tax refunds receivable;
- accounts payable decreased by 23% at March 3, 2013 compared to February 26, 2012 primarily as a result of lower inventories in the fourth quarter of 2013 than in the fourth quarter of 2012;
- accrued liabilities were 32% lower at March 3, 2013 than at February 26, 2012 due primarily to lower employee benefits and lower restructuring accruals; and
- inventories decreased 18% at March 3, 2013 compared to February 26, 2012 primarily due to decreases in the quantities of raw materials and finished goods inventories.

In addition, as described below, the Company paid $60.4 million in cash dividends during the 2013 fiscal year, including a special cash dividend of $52 million paid in the fourth quarter of 2013.

Working Capital

The increase in working capital at March 3, 2013 compared to February 26, 2012 was due principally to the increases in cash and marketable securities, accounts receivable and other current assets and the decreases in accounts payable and accrued liabilities, partially offset by the decrease in inventories.

The Company's current ratio (the ratio of current assets to current liabilities) was 19.2 to 1 at March 3, 2013 compared with 14.5 to 1 at February 26, 2012.

Cash Flows

During 2013, net earnings from the Company's operations, before depreciation and amortization, stock-based compensation, provision for doubtful accounts, provision for deferred income taxes, amortization of bond premium, impairment of fixed assets and non-cash restructuring charges, of $25.4 million, reduced by a net increase in working capital items (as discussed above), resulted in $19.3 million of cash provided by operating activities.

During 2013, the Company expended a net amount of $1.4 million for the purchase of property, plant and equipment, primarily for the purchase of equipment for the Company's printed circuit materials manufacturing facility in Singapore and for the Company's aerospace development and manufacturing facility in Newton, Kansas, and expended $2.2 million as additional payment for the acquisition of substantially all the assets and business of Nova Composites, Inc. Such expenditures compare to a net amount of $4.0 million during 2012 for the purchase of property, plant and equipment, primarily for the installation of an additional advanced, high-speed treater at the facility in Singapore and the purchase of equipment for the facility in Kansas, and $1.1 million as additional payment for the acquisition of substantially all the assets and business of Nova Composites, Inc.

In addition, the Company paid $60.4 million in cash dividends on its common stock in 2013, including a special cash dividend of $2.50 per share, totaling $52 million, paid in the fourth quarter of 2013, compared to $8.3 million in 2012.

In the first quarter of 2009, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a manufacturer of aircraft composite parts and assemblies and the tooling for such parts and assemblies, located in Lynnwood, Washington, for a cash purchase price of $4.5 million paid at the closing of the acquisition and up to an additional $5.5 million payable over five years depending on the achievement of specified earn-out objectives. The Company paid $3.2 million of such additional $5.5 million over the past three fiscal years but disputed the purchase price, including the earn-out payments, in the first quarter of 2013. The Company resolved such dispute and paid an additional $2.2 million in the fourth quarter of 2013. The Company expects to pay no additional amounts in connection with such acquisition.

During 2010, the Company expended approximately $1.1 million for equipment for its aerospace composite materials development and manufacturing facility in Newton, Kansas and approximately $1.1 million for the construction of an expansion of such facility to produce aerospace composite parts and assemblies. During 2011, the Company expended approximately $0.3 million for equipment for such facility, approximately $1.3 million for the construction of such expansion and approximately $0.6 million for equipment for such expanded facility. During 2012, the Company expended approximately $1.5 million for equipment for such facility; and during 2013, the Company expended approximately $0.4 million for equipment for such facility.

Long-Term Debt

At March 3, 2013 the Company had $52 million of long-term debt, and at February 26, 2012, the Company had no long-term debt. In the fourth quarter of 2013, the Company entered into a five-year revolving credit facility agreement with PNC Bank, National Association. The credit facility agreement provides for loans of up to $52 million to the Company and letters of credit up to $2 million for the account of the Company, and subject to the terms and conditions of the agreement, an interest rate on the outstanding loan balance of LIBOR plus 1.15%. Other interest rate options are available to the Company under the credit agreement. At the end of 2013, the Company borrowed $52 million under this credit facility and used all of such borrowed funds to finance the payment of a special cash dividend of $2.50 per share, totaling $52 million, paid to its shareholders on February 26, 2013. The Company incurred $14,000 of interest expense in the fourth quarter of 2013 under such credit agreement. See Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this Report.

Other Liquidity Factors

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for purchases of the Company's common stock, appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

CONTRACTUAL OBLIGATIONS:

As of March 3, 2013, the Company's significant contractual obligations, including payments due by fiscal year, were as follows:

Contractual Obligations (Amounts in thousands)	Total	2014	2015-2016	2017-2018	2019 and thereafter
Operating lease obligations	$ 9,622	$1,903	$2,859	$ 563	$4,297
Long-term debt	52,000	—	—	52,000	—
Inventory purchase obligations	1,379	1,379	—	—	—
Equipment purchase obligations	456	456	—	—	—
Total	$63,457	$3,738	$2,859	$52,563	$4,297

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of (i) operating lease commitments, commitments to purchase raw materials and commitments to purchase equipment, as described in Note 12 of the Notes to Consolidated Financial Statements included elsewhere in this Report, and (ii) the long-term debt described above. The Company has no other long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $1.2 million to secure the Company's obligations under its workers' compensation insurance program.

At March 3, 2013, the Company had gross tax-effected unrecognized tax benefits of $3.1 million. A reasonable estimate of timing of these liabilities is not possible.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

ENVIRONMENTAL MATTERS:

The Company is subject to various Federal, state and local government and foreign government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In 2013, 2012 and 2011, the Company charged approximately $56,000, $127,000 and $7,000, respectively, against pre-tax income for remedial response and voluntary cleanup costs and related legal fees. The Company expects to receive reimbursement pursuant to general liability insurance coverage for approximately $14,000 and $15,000, respectively, of such amounts charged in 2013 and 2012. While annual environmental remedial response and voluntary cleanup expenditures, including legal fees, have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At March 3, 2013 and February 26, 2012, there were no amounts recorded in accrued liabilities for environmental matters.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business, consolidated results of operations or consolidated financial position of the Company. See Note 13 of the Notes to Consolidated Financial Statements included elsewhere in this Report for a discussion of the Company's contingencies, including those related to environmental matters.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES:

The following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these Financial Statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, allowances for doubtful accounts, inventories, valuation of long-lived assets, income taxes, restructurings, contingencies and litigation, and employee benefit programs. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Revenue Recognition

The Company recognizes revenues when products are shipped and title has been transferred to a customer, the sales price is fixed and determinable, and collection is reasonably assured. All material sales transactions are for the shipment of manufactured printed circuit materials products and advanced composite materials, parts and assemblies.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to such specifications before shipment to customers. Composite parts and assemblies may be subject to "airworthiness" acceptance by customers after receipt at the customers' locations. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in the products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials, parts and assemblies possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

Allowances for Doubtful Accounts

Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes off accounts receivable when they become uncollectible.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In addition, the Company assesses the impairment of goodwill at least annually. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

As part of the processes of preparing its consolidated financial statements, the Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's Consolidated Balance Sheets. The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's Consolidated Statements of Operations, or conversely to further reduce the existing valuation allowance resulting in less income tax expense. The Company evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Tax benefits are recognized for an uncertain tax position when, in the Company's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances and when new information becomes available. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by the Company. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its liability for unrecognized tax benefits is adequate. Interest and penalties recognized on the liability for unrecognized tax benefits are recorded as income tax expense.

Restructurings

In the second quarter of 2013, the Company's Nelco Zhuhai facility, located in the Free Trade Zone in Zhuhai, China, ceased its operations. In connection with the closure of such facility, the Company recorded approximately $2.7 million of such charges in 2013 and expects to record no significant additional charges in connection with such closure.

In the fourth quarter of 2012, the Company announced that its PACM facility, located in Waterbury, Connecticut, would be closing its operations after the completion of the transfer of its aerospace composite materials manufacturing activities to the Company's PATC facility located at the Newton, Kansas Airport. Such transfer and closure were completed in the third quarter of 2013. As the result of the closure of PACM, the Company recorded pre-tax restructuring charges of $1.3 million in 2012 and $0.8 million in 2013. The Company does not expect to record significant additional charges in connection with such closure.

The Company also recorded a pre-tax charge of $0.2 million in 2013 and a pre-tax charge of $1.3 million in 2011 related to the closure, in January of 2009, of the operations of Neltec

Europe SAS, the Company's electronic materials business unit located in Mirebeau, France. The Company previously recorded a pre-tax charge of $4.1 million in connection with such closure in the fourth quarter of 2009. The additional charge in 2011 was based on updated estimates of the total costs to complete the closure of the Neltec Europe SAS business unit as a result of additional information regarding such costs, including recent developments relating to certain employment litigation initiated in France after the closure and other expenses in excess of the original estimates. The closure of Neltec Europe SAS in January of 2009 was a major component of the restructurings of the operations of the Company's Neltec Europe SAS and Neltec SA business units in 2009. Such restructurings and workforce reductions are described in Note 9 of the Notes to Consolidated Financial Statements included elsewhere in this Report and elsewhere in this Discussion.

Contingencies and Litigation

The Company is subject to a number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Employee Benefit Programs

The Company's obligations for workers' compensation claims are effectively self-insured, although the Company maintains individual and aggregate stop-loss insurance coverage for such claims. The Company accrues its workers compensation liability based on estimates of the total exposure of known claims using historical experience and projected loss development factors less amounts previously paid out.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, most of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each reporting period.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk – The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currencies. The Company does not believe that a hypothetical 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position.

Interest Rate Risk – The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio and its variable rate borrowings under its long-term debt obligations pursuant to the five-year revolving credit facility agreement with PNC Bank, National Association. See Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company does not use derivative financial instruments in its investment portfolio or its long-term debt obligations. The Company's short-term investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. Based on the average anticipated maturity of the investment portfolio at the end of the 2013 fiscal year, the Company does not believe that a hypothetical 10% fluctuation in short-term interest rates would have had a material impact on the consolidated results of operations or financial position of the Company. The Company's outstanding borrowings of $52 million, at March 3, 2013, represent 100% of the Company's total long-term debt obligations. Outstanding borrowings bear interest at a rate equal to, at the Company's option, either a (a) LIBOR rate option determined by a fluctuating rate per annum equal to LIBOR plus 1.15%, or (b) base rate option determined by a fluctuating rate per annum equal to the highest of (i) the Federal Funds Open Rate (as defined in the Credit Agreement) plus 0.5%, (ii) the Prime Rate (as defined in the Credit Agreement), and (iii) the Daily LIBOR Rate (as defined in the Credit Agreement) plus 1.0%. The Company does not believe that a hypothetical 10% fluctuation in interest rates would have had a material impact on the consolidated results of operations or financial position of the Company.

Report of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS AND SHAREHOLDERS
PARK ELECTROCHEMICAL CORP.

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. (a New York corporation) and subsidiaries (the "Company") as of March 3, 2013 and February 26, 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 3, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park Electrochemical Corp. and subsidiaries as of March 3, 2013 and February 26, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 3, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 3, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 16, 2013 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
May 16, 2013

Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

	March 3, 2013	February 26, 2012
Assets		
Current assets:		
Cash and cash equivalents	**$ 186,117**	$129,503
Marketable securities (Note 2)	**89,099**	139,282
Accounts receivable, less allowance for doubtful accounts of $423 and $598, respectively	**25,878**	23,533
Inventories (Note 3)	**12,918**	15,823
Prepaid expenses and other current assets	**6,662**	3,449
Total current assets	**320,674**	311,590
Property, plant and equipment, net of accumulated depreciation and amortization (Note 3)	**32,187**	38,695
Goodwill and other intangible assets (Note 3)	**9,854**	7,661
Other assets (Note 4)	**6,943**	8,042
Total assets	**$369,658**	$365,988
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	**$ 6,485**	$ 8,427
Accrued liabilities (Note 3)	**6,016**	8,816
Income taxes payable	**4,177**	4,198
Total current liabilities	**16,678**	21,441
Long-term debt (Note 11)	**52,000**	—
Deferred income taxes (Note 4)	**812**	1,062
Other liabilities (Note 4)	**246**	274
Total liabilities	**69,736**	22,777
Commitments and contingencies (Notes 12 and 13)		
Shareholders' equity (Note 6):		
Preferred stock, $1 par value per shares—authorized, 500,000 shares; issued, none	**—**	—
Common stock, $.10 par value per shares—authorized, 60,000,000 shares; issued, 20,831,578 and 20,795,591 shares, respectively	**2,083**	2,079
Additional paid-in capital	**158,790**	157,115
Retained earnings	**138,514**	181,941
Accumulated other comprehensive income	**629**	2,077
	300,016	343,212
Less treasury stock, at cost, 4,066 and 158 shares, respectively	**(94)**	(1)
Total shareholders' equity	**299,922**	343,211
Total liabilities and shareholders' equity	**$369,658**	$365,988

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)

	FISCAL YEAR ENDED		
	March 3, 2013	February 26, 2012	February 27, 2011
Net sales	**$176,416**	$193,254	$211,652
Cost of sales	**125,866**	138,512	141,751
Gross profit	**50,550**	54,742	69,901
Selling, general and administrative expenses	**26,595**	28,247	27,917
Restructuring charges (Note 9)	**3,703**	1,250	1,312
Earnings from operations	**20,252**	25,245	40,672
Interest and other income, net	**633**	808	645
Litigation and insurance settlements (Note 8)	**—**	1,598	—
Earnings before income taxes	**20,885**	27,651	41,317
Income tax provision (Note 4)	**3,924**	4,209	8,696
Net earnings	**$ 16,961**	$ 23,442	$ 32,621
Earnings per share: (Note 7)			
Basic earnings per share	**$ 0.82**	$ 1.13	$ 1.58
Basic weighted average shares	**20,801**	20,746	20,628
Diluted earnings per share	**$ 0.81**	$ 1.13	$ 1.58
Diluted weighted average shares	**20,823**	20,792	20,675

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Comprehensive Income

(Amounts in thousands, except per share amounts)

	FISCAL YEAR ENDED		
	March 3, 2013	February 26, 2012	February 27, 2011
Net earnings	**$16,961**	$23,442	$32,621
Other comprehensive income, net of tax:			
Exchange rate changes	**75**	70	377
Less: reclassification adjustment for gains included in net income	**(1,465)**	—	—
Unrealized gains on marketable securities:			
Unrealized holding gains arising during the period	**41**	60	56
Less: reclassification adjustment for gains included in net income	**(67)**	(44)	(21)
Unrealized losses on marketable securities:			
Unrealized holding losses arising during the period	**(72)**	(44)	(57)
Less: reclassification adjustment for losses included in net income	**40**	52	12
Other comprehensive income	**(1,448)**	94	367
Total comprehensive income	**$ 15,513**	$23,536	$32,988

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(Amounts in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	
	Shares	Amount				Shares	Amount
Balance, February 28, 2010	20,540,836	$ 2,054	$ 149,352	$ 163,077	$ 1,616	146	$ (1)
Net earnings	—	—	—	32,621	—	—	—
Exchange rate changes	—	—	—	—	377	—	—
Unrealized loss on marketable securities, net of tax	—	—	—	—	(10)	—	—
Stock options exercise	181,343	18	3,621	—	—	12	—
Stock-based compensation	—	—	959	—	—	—	—
Tax benefit on exercise of options	—	—	527	—	—	—	—
Cash dividends ($1.40 per share)	—	—	—	(28,903)	—	—	—
Balance, February 27, 2011	20,722,179	2,072	154,459	166,795	1,983	158	(1)
Net earnings	—	—	—	23,442	—	—	—
Exchange rate changes	—	—	—	—	70	—	—
Unrealized gain on marketable securities, net of tax	—	—	—	—	24	—	—
Stock option exercise	73,412	7	1,803	—	—	—	—
Stock-based compensation	—	—	762	—	—	—	—
Tax benefit on exercise of options	—	—	91	—	—	—	—
Cash dividends ($0.40 per share)	—	—	—	(8,296)	—	—	—
Balance, February 26, 2012	20,795,591	2,079	157,115	181,941	2,077	158	(1)
Net earnings	—	—	—	16,961	—	—	—
Exchange rate changes	—	—	—	—	(1,390)	—	—
Unrealized loss on marketable securities, net of tax	—	—	—	—	(58)	—	—
Stock option exercised	35,987	4	758	—	—	3,908	(93)
Stock-based compensation	—	—	915	—	—	—	—
Tax benefit on exercise of options	—	—	2	—	—	—	—
Cash dividends ($2.90 per share)	—	—	—	(60,388)	—	—	—
Balance, March 3, 2013	**20,831,578**	**$ 2,083**	**$158,790**	**$138,514**	**$ 629**	**4,066**	**$ (94)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	FISCAL YEAR ENDED		
	March 3, 2013	February 26, 2012	February 27, 2011
Cash flows from operating activities:			
Net earnings	**$ 16,961**	$ 23,442	$ 32,621
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**4,269**	5,891	6,746
Stock-based compensation	**915**	762	959
(Recovery of) provision for doubtful accounts	**(135)**	—	21
Provision for deferred income taxes	**1,137**	22	567
Amortization of bond premium	**1,499**	1,481	1,271
Impairment of fixed assets	**3,620**	928	—
Non-cash restructuring	**(1,465)**	322	1,312
Changes in operating assets and liabilities:			
Accounts receivable	**(2,255)**	6,260	1,859
Inventories	**2,882**	(2,947)	(907)
Prepaid expenses and other current assets	**(3,126)**	982	(2,572)
Other assets and liabilities	**(310)**	(1,642)	(1,620)
Accounts payable	**(1,929)**	(1,485)	(265)
Accrued liabilities	**(2,708)**	(968)	1,001
Income taxes payable	**(21)**	(1,614)	1,675
Net cash provided by operating activities	**19,334**	31,434	42,668
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(1,447)**	(3,994)	(3,699)
Proceeds from sales of property, plant and equipment	**—**	—	894
Purchases of marketable securities	**(142,134)**	(172,724)	(259,300)
Proceeds from sales and maturities of marketable securities	**190,728**	170,249	223,442
Business acquisition	**(2,200)**	(1,100)	(1,100)
Net cash provided by (used in) investing activities	**44,947**	(7,569)	(39,763)
Cash flows from financing activities:			
Dividends paid	**(60,388)**	(8,296)	(28,903)
Proceeds from exercise of stock options	**758**	1,810	3,639
Tax benefits from stock-based compensation	**(2)**	91	527
Proceeds from long-term debt	**52,000**	—	—
Debt financing costs	**(53)**	—	—
Purchase of treasury stock	**(93)**	—	—
Net cash used in financing activities	**(7,778)**	(6,395)	(24,737)
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	**56,503**	17,470	(21,832)
Effect of exchange rate changes on cash and cash equivalents	**111**	(162)	(3)
Increase (decrease) in cash and cash equivalents	**56,614**	17,308	(21,835)
Cash and cash equivalents, beginning of year	**129,503**	112,195	134,030
Cash and cash equivalents, end of year	**$ 186,117**	$129,503	$ 112,195

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Three years ended March 3, 2013

(Amounts in thousands, except share (unless otherwise stated), per share and option amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a global advanced materials company which develops, manufactures, markets and sells high-technology digital and RF/microwave printed circuit materials products principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies products for the aerospace markets.

a. Principles of Consolidation – The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

c. Accounting Period – The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2013, 2012 and 2011 fiscal years ended on March 3, 2013, February 26, 2012 and February 27, 2011, respectively. Fiscal years 2013, 2012 and 2011 consisted of 53, 52 and 52 weeks, respectively.

d. Fair Value Measurements – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value measurements are broken down into three levels based on the reliability of inputs as follows:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The valuation under this approach does not entail a significant degree of judgment.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and current liabilities approximate their carrying value due to their short-term nature. Due to the variable interest rates periodically adjusting with the current LIBOR, the carrying value of outstanding borrowings under the Company's long-term debt approximates its fair value. (See Note 11). Certain assets and liabilities of the Company are required to be recorded at fair value on either a recurring or non-recurring basis. On a recurring basis, the Company records its marketable securities at fair value using Level 1 or Level 2 inputs. (See Note 2).

The Company's non-financial assets measured at fair value on a non-recurring basis include goodwill and any assets and liabilities acquired in a business combination or any long-lived assets written down to fair value. To measure fair value of such assets, the Company uses Level 3 inputs consisting of techniques including an income approach and a market approach. The income approach is based on a discounted cash flow analysis and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the discounted cash flow analysis require the exercise of significant judgment, including judgment about appropriate discount rates and terminal value, growth rates and the amount and timing of expected future cash flows. (See Note 1.m).

During the 2013 fiscal year, the Company impaired the long-lived assets of Nelco Technology (Zhuhai FTZ) Ltd. (See Note 9).

e. Cash and Cash Equivalents – The Company considers all money market securities and investments with contractual maturities at the date of purchase of 90 days or less to be cash equivalents. Investments in debt securities included in cash equivalents were $38,000 at February 26, 2012. The

Company had no investments in debt securities included in cash equivalents at March 3, 2013.

Supplemental cash flow information:

	Fiscal Year		
	2013	2012	2011
Cash paid during the year for:			
Income taxes paid, net of refunds	**$5,866**	$6,856	$6,520

The Company paid no interest in the 2013 fiscal year.

At March 3, 2013 and February 26, 2012, the Company held approximately $786 and $1,604, respectively, of cash and cash equivalents in currencies other than U.S. dollars.

f. Marketable Securities – All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income (loss). Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in interest and other income, net. The cost of securities sold is based on the specific identification method.

g. Inventories – Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

h. Revenue Recognition – The Company recognizes revenues when products are shipped and title has been transferred to a customer, the sales price is fixed and determinable, and collection is reasonably assured. All material sales transactions are for the shipment of manufactured printed circuit materials and advanced composite materials, parts and assemblies.

i. Sales Allowances and Product Warranties – The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to specifications before shipment to customers. Composite parts and assemblies may be subject to "airworthiness" acceptance by customers after receipt at the customers' locations. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials, parts and assemblies possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been less than 1.0% of sales for each of the Company's last three fiscal years.

j. Accounts Receivable – The Company's accounts receivable are due from purchasers of the Company's products. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the conditions of the general economy and the electronics and aerospace industries. The Company writes off accounts receivable when they become uncollectible.

k. Allowance for Doubtful Accounts – The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

l. Valuation of Long-Lived Assets – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business. No impairments of long-lived assets were identified in the 2013, 2012 or 2011 fiscal years other than impairments associated with restructuring activities. (See Note 9).

m. Goodwill and Other Intangible Assets – Goodwill is not amortized. Other intangible assets are amortized over the useful lives of the assets on a straight line basis. The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. With respect to goodwill, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying value. If, based on that assessment, the Company believes it is more likely than not that the fair value is less than its carrying value, a two-step goodwill impairment test is performed. The Company assesses the impairment of goodwill at least annually. The Company conducts its annual goodwill impairment test as of the first day of the fourth quarter. The Company concluded that there was no impairment in the 2013, 2012 or 2011 fiscal years.

n. Shipping Costs – The amounts paid by the Company to third-party shippers for transporting products to customers, which are not reimbursed by customers, are classified as selling expenses. The shipping costs included in selling, general and administrative expenses were approximately $4,080, $4,629 and $4,758 for the 2013, 2012 and 2011 fiscal years, respectively.

o. Property, Plant and Equipment – Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The Company capitalizes additions, improvements and major renewals and expenses maintenance, repairs and minor renewals as incurred. Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the assets. Machinery, equipment, furniture and fixtures are generally depreciated over 10 years. Building and leasehold improvements are generally depreciated over 25-30 years or the term of the lease, if shorter. The depreciation and amortization expenses associated with property, plant and equipment were $4,269, $5,891 and $6,746 for the 2013, 2012 and 2011 fiscal years, respectively.

p. Income Taxes – Deferred income taxes are provided for temporary differences in the reporting of certain items, such as depreciation, for income tax purposes as compared with financial accounting purposes. The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's Consolidated Statements of Operations, or conversely to further reduce the existing valuation allowance resulting in less income tax expense. The Company evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Tax benefits are recognized for an uncertain tax position when, in the Company's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances and when new information becomes available. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by the Company. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its liability for unrecognized tax benefits is adequate. Interest and penalties recognized on the liability for unrecognized tax benefits are recorded as income tax expense.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $231,000 as of March 3, 2013) of the Company's foreign subsidiaries, because it is the Company's practice and current intent to indefinitely reinvest such earnings in the operations of such subsidiaries or in other foreign activities, including acquisitions outside the United States. If undistributed earnings were needed to fund the Company's operations in the United States, the Company would be required to accrue and pay Federal and State income taxes in the United States on the amount of such earnings that were repatriated to the United States. However, the Company has sufficient liquidity in the United States to fund its activities for the foreseeable future.

q. Foreign Currency Translation – Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

r. Stock-Based Compensation – The Company accounts for employee stock options, the only form of equity compensation issued by the Company, as compensation expense based on the fair value of the options on the date of grant and recognizes such expense on a straight-line basis over the four-year service period during which the options become exercisable. The Company determines the values of such options using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions relating to risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate.

s. Treasury Stock – The Company considers all shares of the Company's common stock purchased by the Company as authorized but unissued shares on the trade date. The aggregate purchase price of such shares is reflected as a reduction to Shareholders' Equity, and such shares are held in treasury at cost.

t. Reclassifications – Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation.

2. MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:

	Total	Level 1	Level 2	Level 3
March 3, 2013:				
U.S. Treasury and other government securities	**$ 58,299**	**$58,299**	**$ –**	**$ –**
U.S. corporate debt securities	**30,800**	**20,859**	**9,941**	**$ –**
Total marketable securities	**$89,099**	**$ 79,158**	**$9,941**	**$ –**
February 26, 2012:				
U.S. Treasury and other government securities	$ 93,480	$ 93,480	$ –	$ –
U.S. corporate debt securities	45,802	45,802	–	$ –
Total marketable securities	$139,282	$139,282	$ –	$ –

The Company's investments in commercial paper are not traded on a regular basis or in an active market, and the Company was unable to obtain pricing information on an on-going basis. Therefore, these investments were measured using quoted market prices for similar assets currently trading in an active market or using model-derived valuations in which all significant inputs are observable for substantially the full term of the asset. As a result, these investments were classified as Level 2.

The following tables show the amortized cost basis, gross unrealized gains and losses and gross realized gains and losses on the Company's available-for-sale securities:

	Unamortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses
March 3, 2013:			
U.S. Treasury and other government securities	**$ 48,293**	**$ 47**	**$ 48**
U.S. corporate debt securities	**40,859**	**11**	**63**
Total marketable securities	**$ 89,152**	**$ 58**	**$ 111**
February 26, 2012:			
U.S. Treasury and other government securities	$ 93,491	$ 41	$ 53
U.S. corporate debt securities	45,754	61	12
Total marketable securities	$139,245	$102	$ 65

	Fiscal Year		
	2013	2012	2011
Gross realized gains on sale	**$ 9**	$43	$11
Gross realized losses on sale	**$35**	$65	$47

The estimated fair values of such securities at March 3, 2013, by contractual maturity, are shown below:

Due in one year or less	$ 63,463
Due after one year through five years	25,636
	$ 89,099

3. OTHER BALANCE SHEET DATA

Other balance sheet data consisted of the following:

	March 3, 2013	February 26, 2012
Inventories:		
Raw materials	**$ 6,639**	$ 8,774
Work-in-process	**2,870**	2,632
Finished goods	**3,213**	4,097
Manufacturing supplies	**196**	320
	$ 12,918	$ 15,823
Property, plant and equipment:		
Land, buildings and improvements	**$ 39,517**	$ 41,169
Machinery, equipment, furniture and fixtures	**131,950**	135,130
	171,467	176,299
Less accumulated depreciation and amortization	**139,280**	137,604
	$ 32,187	$ 38,695
Goodwill and other intangible assets:		
Goodwill	**$ 9,776**	$ 7,576
Other intangibles	**78**	85
	$ 9,854	$ 7,661
Accrued liabilities:		
Payroll and payroll related	**$ 2,210**	$ 2,698
Employee benefits	**297**	474
Workers' compensation	**687**	969
Professional fees	**1,002**	1,498
Restructuring (Note 9)	**304**	1,685
Other	**1,516**	1,492
	$ 6,016	$ 8,816

Property, Plant and Equipment – The New England Laminates Co., Inc. building in Newburgh, New York is held for sale. In the 2004 fiscal year, the Company reduced the book value of the building to zero, and the Company intends to sell it during the 2014 fiscal year. The Nelco Technology (Zhuhai FTZ) Ltd. building in Zhuhai, China is held for sale with a carrying value of $1,890. The Company ceased depreciating this building during the second quarter of the 2013 fiscal year, and it intends to sell the building during the 2014 fiscal year.

Goodwill and Other Intangible Assets – In the first quarter of the Company's 2009 fiscal year, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a manufacturer of aircraft composite parts and assemblies and the tooling for such parts and assemblies, located in Lynnwood, Washington, for a cash purchase price of $4,500 paid at the closing of the acquisition and up to an additional $5,500 payable over five years depending on the achievement of specified earn-out objectives. The Company paid $3,200 of such additional $5,500 over the past three fiscal years but disputed the purchase price, including the earn-out payments, in the 2013 fiscal year first quarter. The Company resolved such dispute and paid an additional $2,200 in the 2013 fiscal year fourth quarter, which was recorded as additional goodwill. The Company expects to pay no additional amounts in connection with such acquisition. Other intangible assets are being amortized over 15 years.

4. INCOME TAXES

The income tax provision includes the following:

	Fiscal Year		
	2013	2012	2011
Current:			
Federal	**$(2,804)**	$ (696)	$2,880
State and local	**172**	(194)	378
Foreign	**5,419**	5,077	4,872
	2,787	4,187	8,130
Deferred:			
Federal	**1,652**	(239)	274
State and local	**(314)**	658	32
Foreign	**(201)**	(397)	260
	1,137	22	566
	$ 3,924	$4,209	$8,696

Federal income tax benefits of $2,804 and $696 recognized in the 2013 and 2012 fiscal years, respectively, were the result of loss carrybacks to the 2011 and 2010 fiscal years, net of the tax impact from the loss of the domestic production activities deductions in those years.

State income tax benefits from loss carryforwards to future years are recognized as deferred tax assets in the 2013 fiscal year and as a current income tax benefit in the 2012 fiscal year.

The valuation allowance increased by $804 in 2013 as a result of increases in foreign net operating loss carryforwards.

The components of earnings before income taxes were as follows:

	Fiscal Year		
	2013	2012	2011
United States	**$ (4,196)**	$ (1,447)	$ 8,668
Foreign	**25,081**	29,098	32,649
Earnings before income taxes	**$20,885**	$ 27,651	$41,317

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	2013	2012	2011
Statutory U.S. Federal tax rate	**34.0%**	34.0%	34.0%
State and local taxes, net of Federal benefit	**(0.8)**	(0.6)	0.6
Foreign tax rate differentials	**(22.3)**	(19.9)	(16.4)
Valuation allowance on deferred tax Assets	**0.4**	3.1	2.6
Adjustment of tax accruals and reserves	**4.8**	(2.4)	0.8
Foreign tax credits	**(0.3)**	(0.3)	(0.5)
Permanent differences and other	**2.9**	1.3	(0.1)
	18.7%	15.2%	21.0%

The Company had total net operating loss carryforwards of approximately $35,681 and $32,166 in the 2013 and 2012 fiscal years, respectively. As of the fiscal year ended March 3, 2013, $30,235 of net operating loss carryforwards have an indefinite carryforward period and $5,446 have a five year carryforward period.

The Company had New York State investment tax credit carryforwards of $710 and $1,728 in the 2013 and 2012 fiscal years, respectively. In the 2011 fiscal year, a $19 benefit was recognized for utilization of these credits. The New York State Investment tax credits expire in fiscal years 2013 through 2018. The Company has Kansas tax credits of $210 in both fiscal years 2013 and 2012, for which no benefit was provided. The Company does not believe that realization of the principal portion of the Kansas tax credit or the investment tax credit carryforward is more likely than not. The Kansas credits expire in the 2019 and 2020 fiscal years.

The deferred tax asset valuation allowance of $12,465 as of March 3, 2013 is related to foreign net operating losses and state tax credit carryforwards for which the Company does not expect to realize any tax benefit. During the 2013 fiscal year, the valuation allowance increased by $804 due to current year foreign losses and the expiration of state credits for which no tax benefit was recognized. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of March 3, 2013 and February 26, 2012 were as follows:

	March 3, 2013	February 26, 2012
Deferred tax assets:		
Impairment of fixed assets	**$ 5,813**	$ 6,035
Net operating loss carryforwards	**11,917**	9,753
Tax credits carryforward	**1,343**	2,019
Other, net	**369**	2,220
	19,442	20,027
Valuation allowance for deferred tax assets	**(12,465)**	(11,661)
Net deferred tax assets	**6,977**	8,366
Depreciation	**(468)**	(741)
Offshore Singapore earnings subject to local tax	**(344)**	(321)
Total deferred tax liabilities	**(812)**	(1,062)
Net deferred tax	**$ 6,165**	$ 7,304

The breakdown between current and non-current deferred tax assets follows:

	March 3, 2013	February 26, 2012
Current	**$ 1,206**	$ 1,300
Non-current	**5,771**	7,066
Total deferred tax assets	**$6,977**	$ 8,366

On the Consolidated Balance Sheets, the current net deferred tax assets are included in prepaid expenses and other current assets. The non-current net deferred tax assets are included in other assets.

At March 3, 2013, the Company had gross unrecognized tax benefits of $164 included in current liabilities and $174 included in other liabilities. The unrecognized tax benefits included $2,715 relating to a claim for refund filed to recoup the tax benefit for the Company's remaining investment in New England Laminates (U.K.) Ltd. If any portion of the unrecognized tax benefits at March 3, 2013 were recognized, the Company's effective tax rate would change.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits	
	March 3, 2013	February 26, 2012
Balance, beginning of year	**$3,999**	$2,044
Gross increases–tax positions in prior period	**—**	2,715
Gross decreases–tax positions in prior period	**(235)**	(268)
Gross increases–current period tax positions	**—**	264
Gross decreases–current period tax positions	**—**	—
Audit settlements	**(711)**	(756)
Lapse of statute of limitations	**—**	—
Balance, end of year	**$3,053**	$3,999

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding or subtracting amounts for current year tax positions, expiration of statutes of limitation on open income tax years, changes in the Company's judgment about the level of uncertainty, status of tax examinations, and legislative changes. Changes in prior period tax positions are the result of a re-evaluation of the probability of realizing the benefit of a particular tax position based on new information. It is reasonably possible that approximately $0 to $2.7 million of unrecognized tax benefits will be recognized in the 2014 fiscal year upon the conclusion of the Internal Revenue Service review of amended returns.

A list of open tax years by major jurisdiction follows:

United States	2010–2013
Arizona	2009–2013
California	2009–2013
New York	2008–2013
France	2011–2013
Singapore	2006–2013

The Company had approximately $95 and $137 of accrued interest and penalties as of March 3, 2013 and February 26, 2012, respectively. The Company's policy is to include applicable interest and penalties related to unrecognized tax benefits as a component of current income tax expense.

During the 2012 fiscal year, the New York State Department of Taxation commenced an examination of the Company's tax returns for the 2008, 2009, 2010 and 2011 fiscal years. As of March 3, 2013, no preliminary audit findings were received by the Company and no reserves have been recorded.

5. STOCK-BASED COMPENSATION

As of March 3, 2013, the Company had a 2002 Stock Option Plan (the "Plan"), and no other stock-based compensation plan. The Plan has been approved by the Company's shareholders and provides for the grant of stock options to directors and key employees of the Company. All options granted under the Plan have exercise prices equal to the fair market value of the underlying common stock of the Company at the time of grant, which, pursuant to the terms of the Plan, is the reported closing price of the common stock on the New York Stock Exchange on the date preceding the date the option is granted. Options granted under the Plan become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant, and expire 10 years from the date of grant. Options to purchase a total of 1,800,000 shares of common stock were authorized for grant under the Plan. At March 3, 2013, 1,599,596 shares of common stock of the Company were reserved for issuance upon exercise of stock options under the Plan, and 621,813 options were available for future grant under the Plan. Options to purchase 205,520 and 198,750 shares of common stock were granted during the 2013 and 2012 fiscal years, respectively.

The compensation expense for stock options includes an estimate for forfeitures and is recognized on a straight line basis over the requisite service period.

The future compensation expense to be recognized in earnings before income taxes for options outstanding at March 3, 2013 was $2,606 and will be recognized over the next four fiscal years.

The Company records its stock-based compensation at fair value. The weighted average fair value for options was estimated at the dates of grants, using the Black-Scholes option pricing model. The following table represents the weighted average fair value and valuation assumptions used for options granted in the 2013, 2012 and 2011 fiscal years:

	Fiscal Year		
	2013	2012	2011
Weighted average fair value of option grants	**$8.56**	$6.96	$10.19
Risk-free interest rates	**1.50-1.80%**	1.90%	2.63-3.34%
Expected stock price volatility	**35.02-37.06%**	35.40%	35.40-35.70%
Expected dividend yields	**1.54-1.65%**	1.50-1.80%	1.29-1.52%
Estimated option terms	**5.7-6.9 years**	5.4-6.5 years	5.5-5.7 years

The risk-free interest rates are based on U.S. Treasury rates at the date of grant with maturity dates approximately equal to the estimated term of the options at the date of the grant. Volatility factors are based on historical volatility of the Company's common stock. The expected dividend yields are based on the regular quarterly cash dividend per share most recently declared by the Company and on the exercise price of the options granted during the 2013 fiscal year. The estimated terms of the options are based on evaluations of the historical and expected future employee exercise behavior.

Information with respect to stock option activity follows:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance, February 28, 2010	1,018,095	$ 24.89		
Granted	23,000	30.49		
Exercised	(181,343)	20.07		
Terminated or expired	(57,663)	26.12		
Balance, February 27, 2011	802,089	$ 26.05		
Granted	198,750	22.53		
Exercised	(73,412)	24.65		
Terminated or expired	(11,476)	25.75		
Balance, February 26, 2012	915,951	$ 25.40		
Granted	205,520	25.60		
Exercised	(35,987)	21.16		
Terminated or expired	(107,701)	25.91		
Balance, March 3, 2013	**977,783**	**$25.54**	**$ 6.10**	**$741**
Exercisable, March 3, 2013	**614,076**	**$26.06**	**$4.40**	**$357**

The total values realized (the market value of the underlying shares on the date of exercise, less the exercise price, times the number of shares acquired) from the exercise of options during the 2013, 2012 and 2011 fiscal years were $227, $402 and $1,818, respectively.

6. SHAREHOLDERS' EQUITY

Shareholders' Rights Plan – On July 20, 2005, the Board of Directors renewed the Company's shareholders' rights plan on substantially the same terms as its previous rights plan which expired in July 2005. In accordance with the Company's shareholders' rights plan, a right (the "Right") to purchase from the Company a unit consisting of one one-thousandth (1/1,000) of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $150 (the "Purchase Price") per Unit, subject to adjustment, is attached to each outstanding share of the Company's common stock. The Rights expire on July 20, 2015. Subject to certain exceptions, the Rights will become exercisable 10 business days after a person acquires 20 percent or more of the Company's outstanding common stock or commences a tender offer that would result in such person's owning 20 percent or more of such stock. If any person acquires 20 percent or more of the Company's outstanding common stock, the rights of holders, other than the acquiring person, become rights to buy shares of the Company's common stock (or of the acquiring company if the Company is involved in a merger or other business combination and is not the surviving corporation) having a market value of twice the Purchase Price of each Right. The Company may redeem the Rights for $.01 per Right until 10 business days after the first date of public announcement by the Company that a person acquired 20 percent or more of the Company's outstanding common stock.

Treasury Stock – The Company announced on October 18, 2012 that its Board of Directors had authorized the Company's purchase, on the open market and in privately negotiated transactions, of up to 1,000,000 shares of its common stock, representing approximately 5% of the Company's 20,802,020 total outstanding shares as of the close of business on October 17, 2012. During the 2013 fiscal year, the Company purchased 3,905 shares pursuant to such authorization at an aggregate purchase price of $93, leaving 996,095 shares that may be purchased pursuant to such authorization.

Reserved Common Shares – At March 3, 2013, 1,599,596 shares of common stock were reserved for issuance upon exercise of stock options.

Accumulated Other Comprehensive Income – Accumulated balances related to each component of other comprehensive income were as follows:

	March 3, 2013	February 26, 2012
Currency translation adjustment	**$ 663**	$ 2,053
Unrealized (losses) gains on investment, net of tax	**(34)**	24
Accumulated balance	**$ 629**	$ 2,077

7. EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the potential common stock equivalents outstanding during the period. Stock options are the only common stock equivalents; and the number of dilutive options is computed using the treasury stock method.

The following table sets forth the calculation of basic and diluted earnings per share:

(Amounts in thousands, except per share amounts)	Fiscal Year 2013	2012	2011
Net earnings	**$ 16,961**	$ 23,442	$ 32,621
Weighted average common shares outstanding for basic EPS	**20,801**	20,746	20,628
Net effect of dilutive options	**22**	46	47
Weighted average shares outstanding for diluted EPS	**20,823**	20,792	20,675
Basic earnings per share	**$ 0.82**	$ 1.13	$ 1.58
Diluted earnings per share	**$ 0.81**	$ 1.13	$ 1.58

Common stock equivalents, which were not included in the computation of diluted earnings per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were approximately 423,000, 197,000 and 20,000 for the 2013, 2012 and 2011 fiscal years, respectively.

8. LITIGATION AND INSURANCE SETTLEMENTS

During the 2013 fiscal year, the Company recorded pre-tax other income of $1,000 resulting from the settlement of a business interruption insurance claim at the Company's Neltec, Inc. ("Neltec") business unit in Tempe, Arizona and Nelco Products, Inc. ("Nelco") business unit in Fullerton, California resulting from an interruption of material shipments from one of the Company's vendors located in Japan to these subsidiaries caused by the March 2011 tsunami in Japan. The settlement amount has been recorded in litigation and insurance settlements on the Consolidated Statements of Operations.

During the 2013 fiscal year, the Company settled all pending litigation with Isola USA Corporation ("Isola") for $1,000, which has been recorded in litigation and insurance settlements on the Consolidated Statements of Operations. The settlement resulted in the dismissal of the patent infringement lawsuit that Isola filed against Park, Nelco and Neltec. Park, Nelco and Neltec agreed to refrain from challenging the validity or enforceability of any of the applicable patents. In the settlement, neither party admitted any liability or wrongdoing. (See Note 13).

During the 2012 fiscal year, the Company recorded pre-tax other income of $1,598 resulting from the settlements of (a) a lawsuit for an insurance claim for business interruption at the Company's Neltec business unit in Tempe, Arizona in the 2003 fiscal year caused by the explosion and resulting destruction of a treater at the Company's business unit in Singapore and (b) a lawsuit pertaining to defective equipment purchased by the Company's Park Aerospace Technologies Corp. business unit in Newton, Kansas. The gain has been recorded in litigation and insurance settlements on the Consolidated Statements of Operations.

9. RESTRUCTURING CHARGES

During the 2013 fiscal year, the Company recorded restructuring charges of $2,730, related to the closure of the Company's Nelco Technology (Zhuhai FTZ) Ltd. business unit located in Zhuhai, China. The charges include a non-cash asset impairment charge of $3,620 and are net of the recapture of a non-cash cumulative currency translation adjustment of $1,465. The reclassification of the non-cash cumulative currency translation adjustment is included in exchange rate changes in the Consolidated Statements of Comprehensive Income. The Company has a building with a carrying value of $1,890 which is held for sale at its Nelco Technology (Zhuhai FTZ) Ltd. business unit. The Company ceased depreciating this building during the 2013 fiscal year second quarter and expects to sell the building in the 2014 fiscal year second or third quarter. The Company paid $209 of such charges during the 2013 fiscal year and expects to record no significant additional charges in connection with such closure.

In the 2012 fiscal year fourth quarter, the Company recorded a pre-tax charge of $1,250 related to the closing of the Company's Park Advanced Composite Materials, Inc. business unit located in Waterbury, Connecticut. The charge for closing the business unit included a non-cash asset impairment charge of $928. As a result of the closing, the Company recorded $820 of additional pre-tax charges during the 2013 fiscal year. The Company paid $1,091 of such charges during the 2013 fiscal year. The Company does not expect to record significant additional charges resulting from such closing.

As of February 26, 2012, the Company had remaining obligations and potential liabilities in the aggregate amount of $1,187 related to the closure, in January of 2009, of the Neltec Europe SAS printed circuit materials business unit and recorded an additional pre-tax charge of $153 in the 2013 fiscal year fourth quarter. The Company paid $1,133 of these obligations in the 2013 fiscal year and expects to settle the remaining $207 during the 2014 fiscal year.

During the 2004 fiscal year, the Company recorded charges related to the realignment of its North American volume printed circuit materials operations. The charges were for employment termination benefits of $1,258, which were fully paid in the 2004 fiscal year, and lease and other obligations of $7,292. All costs other than the lease obligations were settled prior to the 2007 fiscal year. The future lease obligations are payable through September 2013. During the 2013 fiscal year, the Company applied $448 of lease payments against such lease obligations. There is no remaining accrual related to the lease and other obligations as of March 3, 2013.

10. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan – The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering substantially all full-time employees in the United States. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's estimated contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's contributions to the plan were $460 and $541 for fiscal years 2012 and 2011, respectively. The contribution for fiscal year 2013 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

Savings Plan – The Company also sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $154, $164 and $187 in the 2013, 2012 and 2011 fiscal years, respectively.

11. LONG-TERM DEBT

On January 30, 2013, the Company entered into a five-year revolving credit facility agreement ("Credit Agreement") with PNC Bank, National Association. The Credit Agreement provides for loans up to $52,000 (the "Facility") to the Company and letters of credit up to $2,000 for the account of the Company. To date, the Company has borrowed $52,000 to finance a special dividend paid to shareholders of the Company in the 2013 fiscal year fourth quarter, and PNC Bank has issued two standby letters of credit for the account of the Company in the total amount of $1,166 to secure the Company's obligations under its workers' compensation insurance program. The amount outstanding under the Credit Agreement is payable on January 30, 2018.

Borrowings under the Facility bear interest at a rate equal to, at the Company's option, either a (a) LIBOR rate option determined by a fluctuating rate per annum equal to the LIBOR Rate plus 1.15% or (b) base rate option determined by a fluctuating rate per annum equal to the highest of (i) the Federal Funds Open Rate (as defined in the Credit Agreement) plus 0.5%, (ii) the Prime Rate (as defined in the Credit Agreement), and (iii) the Daily LIBOR Rate (as defined in the Credit Agreement) plus 1.0%. Under the Credit Agreement, the Company also is obligated to pay a nonrefundable commitment fee, accruing from January 30, 2013 until the earlier of January 30, 2018 and the date on which the Credit Agreement is terminated, equal to 0.20% per annum multiplied by the average daily difference between the amount of (a) the revolving credit commitment and (b) the revolving facility usage, payable quarterly in arrears.

The Credit Agreement also contains certain customary affirmative and negative covenants and customary financial covenants that require the Company to maintain a minimum interest coverage ratio of 3.00 to 1.00 and not to exceed a maximum funded debt ratio of 3.00 to 1.00 at the end of each fiscal quarter. As of March 3, 2013, the Company was in compliance with these financial covenants. The dividend covenant permits the Company to pay regular quarterly dividends in amounts not exceeding $0.10 per share. The Company's obligations under the Credit Agreement are guaranteed by its Nelco Products, Inc., Neltec, Inc. and Park Aerospace Technologies Corp. subsidiaries and secured by a pledge of 65% of the capital stock of the Company's Nelco Products Pte. Ltd. subsidiary in Singapore.

The Facility is available to (i) support working capital and general corporate needs, including the issuance of letters of credit, (ii) fund special distributions to the Company's shareholders permitted under the Facility, and (iii) finance on-going capital expenditures and acquisitions. At March 3, 2013, $52,000 of indebtedness was outstanding under the Facility with an interest rate of 1.40%. Interest expense recorded under the Facility was approximately $14 during the 2013 fiscal year, which is included in interest and other income, net on the Consolidated Statements of Operations.

12. COMMITMENTS

The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices. The leases of facilities are for terms of up to 10 years, the latest of which expires in 2016. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2054.

These non-cancelable leases have the following payment schedule:

Fiscal Year	Amount
2014	$ 1,903
2015	1,654
2016	1,205
2017	343
2018	220
Thereafter	4,297
	$ 9,622

Rental expenses, inclusive of real estate taxes and other costs, were $3,068, $3,734 and $3,067 for the 2013, 2012 and 2011 fiscal years, respectively. In addition, the Company has commitments to purchase raw materials for $1,379, which extend through September 2014, and commitments to purchase equipment for $456.

13. CONTINGENCIES

Litigation

The Company is subject to a number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. The Company believes that the ultimate disposition of such proceedings, lawsuits and claims will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company.

The $1,312 charge in the 2011 fiscal year related to the closure, in January of 2009, of the Company's Neltec Europe SAS digital electronic materials business unit located in Mirebeau, France included an amount relating to certain employment litigation initiated in France after the closure and concluded in the fourth quarter of fiscal year 2013. (See Note 9).

In June 2012, Isola USA Corporation filed a complaint against the Company and its Nelco Products, Inc. and Neltec, Inc. business units in the United States District Court for the District of Arizona, in Phoenix, Arizona, alleging that the sales of certain products by Park and the two aforementioned business units in the United States infringe two United States patents owned by Isola. Isola amended the complaint in August 2012 to add a third United States patent. In the 2013 fiscal year fourth quarter, Isola and Park agreed to settle all pending litigation between the parties related to Isola's patents for the use of Styrene Maleic Anhydride ("SMA") in laminates for $1,000, which has been recorded in litigation and insurance settlements on the Consolidated Statements of Operations. The settlement resulted in the dismissal of the patent infringement lawsuit that Isola filed against Park, Nelco and Neltec. Park, Nelco and Neltec agreed to refrain from challenging the validity or enforceability of any of Isola's SMA patents. In the settlement, neither party admitted any liability or wrongdoing.

Environmental Contingencies

The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at four sites. In addition, a subsidiary of the Company has received a cost recovery claim under a state law similar to the Superfund Act from another private party involving one other site.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers who provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have in the past reimbursed the Company and its subsidiaries for 100% of their legal defense and remediation costs associated with three of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $56, $127 and $7 in the 2013, 2012 and 2011 fiscal years, respectively. The Company had no recorded liabilities for environmental matters for the 2013 and 2012 fiscal years.

Such recorded liabilities do not include environmental liabilities and related legal expenses for which the Company believes that it and its subsidiaries have general liability insurance coverage for the years during which the Company's subsidiaries' waste was disposed at three sites for which certain subsidiaries of the Company have been named as potentially responsible parties. Pursuant to such general liability insurance coverage, two insurance carriers have been paying 100% of the legal defense and remediation costs associated with such three sites since 1985. In the 2012 fiscal year fourth quarter, one of such insurance carriers, which had been paying 45% of such legal defense and remediation costs, indicated that it no longer agreed to such percentage. As a result, the Company has commenced litigation against such insurance carriers and a third insurance carrier. The three insurance carriers have filed answers to the lawsuit, and one has asserted counter claims against the Company.

Included in selling, general and administrative expenses are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters, including the litigation described above, will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company.

Acquisition

In April 2008, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a manufacturer of composite parts and assemblies and the tooling for such parts and assemblies, located in Lynnwood, Washington, for a cash purchase price of $4,500 paid at the closing of the acquisition and up to an additional $5,500 payable over five years depending on the achievement of specified earn-out objectives. The Company paid $3,200 of such additional $5,500 over the past three fiscal years but disputed the purchase price, including the earn-out payments, in the 2013 fiscal year first quarter. The Company resolved such dispute and paid an additional $2,200 in the 2013 fiscal year fourth quarter. The Company expects to pay no additional amounts in connection with such acquisition.

14. GEOGRAPHIC REGIONS

The Company is a global advanced materials company which develops, manufactures, markets and sells high technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies for the aerospace markets. The Company's printed circuit materials products and the Company's advanced composite materials, parts and assemblies products are sold to customers in North America, Asia and Europe. The Company considers itself to be a single operating segment.

Sales are attributed to geographic region based upon the region in which the materials were delivered to the customer. Sales between geographic regions were not significant.

Financial information regarding the Company's operations by geographic region is as follows:

	Fiscal Year		
	2013	2012	2011
Sales:			
North America	**$ 80,968**	$ 85,941	$ 98,865
Asia	**78,559**	82,325	90,346
Europe	**16,889**	24,988	22,441
Total sales	**$176,416**	$193,254	$211,652
Long-lived assets:			
North America	**$ 34,555**	$ 35,419	$ 38,072
Asia	**14,102**	18,584	18,333
Europe	**327**	395	444
Total long-lived assets	**$ 48,984**	$ 54,398	$ 56,849

15. CUSTOMER AND SUPPLIER CONCENTRATIONS

Customers – Sales to TTM Technologies Inc. were 16.1%, 15.7% and 16.4% of the Company's total worldwide sales for the 2013, 2012 and 2011 fiscal years, respectively. Sales to Sanmina-SCI Corporation were 10.1%, 11.5% and 14.6% of the Company's total worldwide sales for the 2013, 2012 and 2011 fiscal years, respectively. Sales to subsidiaries of Flextronics International, Ltd. were 10.0% and 10.2%, of the Company's total worldwide sales for the 2012 and 2011 fiscal years, respectively.

While no other customer accounted for 10% or more of the Company's total worldwide sales in the 2013, 2012 or 2011 fiscal years, and the Company is not dependent on any single customer, the loss of a major printed circuit materials customer or of a group of customers could have a material adverse effect on the Company's business or consolidated results of operations or financial position.

Sources of Supply – The principal materials used in the manufacture of the Company's high-technology printed circuit materials and advanced composite materials, parts and assemblies are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there is a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for many of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's business. Furthermore, substitutes for these materials are not readily available, and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's business. The Company experienced a supply chain issue in Japan as a result of the earthquake and tsunami in Japan in March 2011. Such issue was resolved during the 2012 fiscal year third quarter.

16. ACCOUNTING PRONOUNCEMENTS

Recently Adopted

In June 2011, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that eliminates the option of presenting components of Other Comprehensive Income ("OCI") as part of the statement of shareholders' equity. The guidance instead requires the reporting of OCI in a single continuous statement of comprehensive income or in a separate statement immediately following the statement of earnings. The Company adopted the guidance effective February 27, 2012, and the adoption of this guidance did not impact the Company's results of operations, cash flows or financial condition.

In September 2011, the FASB issued authoritative guidance which permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a two-step goodwill impairment test. The Company adopted this guidance in connection with its 2013 fiscal year impairment analysis. The adoption of this guidance did not impact the Company's results of operations, cash flows or financial condition.

Recently Issued

In February 2013, the FASB issued authoritative guidance that requires disclosure of amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about such amounts. This guidance is effective prospectively for reporting periods beginning after December 15, 2012, which is the first quarter of the Company's 2014 fiscal year. This guidance affects financial statement disclosure only, and its adoption will not affect the Company's results of operations, cash flows or financial position.

In March 2013, the FASB issued authoritative guidance which states that when a parent sells an investment in a foreign entity and ceases to have a controlling interest in that foreign entity or a foreign subsidiary disposes of substantially all of its assets or when control of a foreign entity is obtained in which the parent held an equity interest before the acquisition date, the cumulative translation adjustment should be released into net income. The guidance is effective prospectively for fiscal years (and interim reporting periods within those fiscal years) beginning after December 15, 2013, with early adoption permitted, which is the first quarter of the Company's 2015 fiscal year. The Company does not expect that the adoption of this standard will have a material impact on the Company's results of operations, cash flows or financial position.

Selected Quarterly Financial Data (Unaudited)

(Amounts in thousands, except per share amounts)

	QUARTER			
	First	Second	Third	Fourth
Fiscal 2013:				
Net sales	**$46,046**	**$46,430**	**$41,265**	**$42,675**
Gross profit	**12,976**	**13,199**	**12,540**	**11,835**
Net earnings	**4,933**	**3,246**	**4,710**	**4,072**
Basic net earnings per share	**$ 0.24**	**$ 0.16**	**$ 0.23**	**$ 0.20**
Diluted net earnings per share	**$ 0.24**	**$ 0.16**	**$ 0.23**	**$ 0.20**
Weighted average common shares outstanding				
Basic	**20,796**	**20,800**	**20,801**	**20,806**
Diluted	**20,849**	**20,819**	**20,803**	**20,822**
Fiscal 2012:				
Net sales	$ 51,817	$ 50,449	$ 47,312	$ 43,676
Gross profit	15,969	14,536	12,996	11,241
Net earnings	7,242	7,670	5,379	3,151
Basic net earnings per share	$ 0.35	$ 0.37	$ 0.26	$ 0.15
Diluted net earnings per share	$ 0.35	$ 0.37	$ 0.26	$ 0.15
Weighted average common shares outstanding				
Basic	20,723	20,741	20,754	20,764
Diluted	20,820	20,776	20,756	20,816

Earnings per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for each year.

Management's Annual Report

on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 3, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of March 3, 2013.

The independent registered public accounting firm that audited the Company's financial statements included in this Annual Report has issued an attestation report on the Company's internal control over financial reporting. That report appears in this Annual Report under the heading "Report of Independent Registered Public Accounting Firm".

Safe Harbor Statement

This Report may contain "forward-looking statements", as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "goal", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics and aerospace industries, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of raw materials, transportation and utilities, and the various other factors set forth in Item 1A "Risk Factors" and under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended March 3, 2013. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2013 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Market for the Company's Common Equity

and Related Shareholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Chicago Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the common stock.

For the Fiscal Year Ended	Stock Price		Dividends
March 3, 2013	High	Low	Declared
First Quarter	**$31.34**	**$22.89**	**$0.10**
Second Quarter	**28.88**	**22.64**	**0.10**
Third Quarter	**28.10**	**22.54**	**0.10**
Fourth Quarter	**28.54**	**23.41**	**2.60 (a)**

For the Fiscal Year Ended	Stock Price		Dividends
February 26, 2012	High	Low	Declared
First Quarter	$33.05	$27.82	$0.10
Second Quarter	30.16	21.58	0.10
Third Quarter	30.47	19.44	0.10
Fourth Quarter	32.19	25.13	0.10

(a) During the 2013 fiscal year fourth quarter, the Company declared its regular quarterly cash dividend of $0.10 per share in December 2012, payable February 4, 2013 to shareholders of record on January 4, 2013, and declared a special cash dividend of $2.50 per share in January 2013, payable February 26, 2013 to shareholders of record on February 12, 2013.

As of May 10, 2013, there were approximately 675 holders of record of the Company's common stock.

Report Of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS AND SHAREHOLDERS
PARK ELECTROCHEMICAL CORP.

We have audited the internal control over financial reporting of Park Electrochemical Corp. (a New York corporation) and subsidiaries (the "Company") as of March 3, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 3, 2013, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended March 3, 2013, and our report dated May 16, 2013 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

New York, New York
May 16, 2013

Stock Performance Graph

The graph set forth below compares the annual cumulative total return for the Company's five fiscal years ended March 3, 2013 among the Company, the New York Stock Exchange Market Index (the "NYSE Index") and a Zachs Investment Research, Inc. (formerly Morningstar, Inc., formerly Hemscott, Inc.) index for electronic components and accessories manufacturers (the "Group Index") comprised of the Company and 279 other companies. The companies in the Group Index are classified in the same three-digit industry group in the Standard Industrial Classification Code system and are described as companies primarily engaged in the manufacture of electronic components and accessories. The returns of each company in the Group Index have been weighted according to the company's stock market capitalization. The graph has been prepared based on an assumed investment of $100 on February 29, 2008 and the reinvestment of dividends (where applicable).


$160
140
120
100
80
60
40
20
0
2008
2009
2010
2011
2012
2013
Park Electrochemical Corp.
Group Index
NYSE Index

	2008	2009	2010	2011	2012	**2013**
Park Electrochemical Corp.	$100.00	$67.65	$118.99	$146.45	$140.25	**$131.14**
Group Index	$100.00	$57.79	$109.07	$142.82	$138.23	**$127.86**
NYSE Index	$100.00	$53.15	$ 83.24	$101.60	$ 101.42	**$113.65**

Corporate Information

BOARD OF DIRECTORS

Brian E. Shore
Chairman of the Board
Park Electrochemical Corp.

Dale Blanchfield
Former President of Electronics Division
of The Bureau of Engraving Inc.

Lloyd Frank
Of Counsel
Troutman Sanders LLP

Emily J. Groehl
Former Senior Vice President –
Sales and Marketing
Park Electrochemical Corp.

Peter Maurer
President and Chief Executive Officer
Diamond Aircraft Industries, Inc.

Steven T. Warshaw
Former President and
Chief Executive Officer
M Cubed Technologies, Inc.

CORPORATE OFFICERS

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Executive Vice President – Administration
and Secretary

Christopher T. Mastrogiacomo
Executive Vice President and
Chief Operating Officer

P. Matthew Farabaugh
Vice President and Chief Financial Officer

Stephen M. Banker
Vice President and General Counsel

APPOINTED OFFICERS

Frank Alberto, Jr.
Vice President of Quality Engineering

Anthony W. DiGaudio
Vice President of Marketing and Sales – Asia

Steven L. Jolly
Vice President of Facilities Engineering

John Jongebloed
Vice President – Aerospace

Margaret M. Kendrick
Vice President of North American Electronics
Operations

James R. Krone
Vice President of Aerospace Engineering

W. Douglas Leys
Vice President and Senior Technologist

Steven P. Pittari
Vice President of Business Development

Gregory B. Westphal
Vice President of Research
and Development

CORPORATE INFORMATION

Executive Offices
Park Electrochemical Corp.
48 South Service Road
Melville, New York 11747
631-465-3600

Annual Meeting
The Annual Meeting of Shareholders will be held at 11:00 a.m. on Tuesday, July 23, 2013 at the offices of Park Electrochemical Corp., 48 South Service Road, Melville, New York.

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any shareholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing
New York Stock Exchange
Trading Symbol: PKE

Web Site
www.parkelectro.com

SUBSIDIARIES

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Neltec, Inc.
Tempe, Arizona

Neltec SA
Lannemezan, France

Park Advanced Product Development Corp.
Tempe, Arizona

Park Aerospace Technologies Corp.
Newton, Kansas

Tin City Aircraft Works, Inc.
Newton, Kansas



PARK
ELECTROCHEMICAL
CORP.

48 South Service Road Melville, NY 11747 Tel: 631-465-3600 Fax: 631-465-3100
www.parkelectro.com